Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257731

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated June 10, 2022)

JANUS INTERNATIONAL GROUP, INC.
Up to 114,045,400 Shares of Common Stock
Up to 10,150,000 Warrants
Up to 10,150,000 Shares of Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated June 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257731). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in (i) our quarterly report on Form 10-Q for the period ended October 1, 2022, filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2022 (the “Quarterly Report”), (ii) Item 5.07 of our Current Report on Form 8-K filed with the Commission on June 22, 2022; (iii) Items 1.01 and 5.02 of our Current Report on Form 8-K filed with the Commission on June 23, 2022; and (iv) Item 5.02 of our Current Report on Form 8-K filed with the Commission on July 7 ,2022 (the disclosure in (ii) through (iv), the “Form 8-K Disclosure”). Accordingly, we have attached the Quarterly Report and Form 8-K Disclosure to this prospectus supplement.
The Prospectus and this prospectus supplement relate to resale from time to time of up to 114,045,400 shares of our common stock, par value $0.0001 per share (the “Common Stock”), 10,150,000 warrants to purchase Common Stock of the Company (the “Warrants”) and 10,150,000 shares of Common Stock issuable upon exercise of the Warrants by the selling securityholders named in the Prospectus (each a “Selling Securityholder” and collectively, the “Selling Securityholders”). The Common Stock may be offered from time to time up to specified limits by one or more of the Selling Securityholders identified in the Prospectus or in any supplement to the Prospectus. See the sections of the Prospectus entitled “Selling Securityholders” and “Plan of Distribution.”
Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “JBI.” On November 8, 2022, the closing sale price of our Common Stock was $8.51. Our Warrants were listed on NYSE under the symbol “JBI WS” until November 11, 2021. On November 11, 2021, the closing sale price of our Warrants was $3.80. As of 5:00 p.m., Eastern Time, on November 12, 2021, all of our outstanding Warrants have been redeemed.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our securities involves risk. You should carefully consider the risks that are described in the section captioned “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus, and in Section 1A. Risk Factors of our Annual Report and our Quarterly Reports on Form 10-Q.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 10, 2022

Segment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 10-Q
________________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended October 1, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 001-40456
________________________
JANUS INTERNATIONAL GROUP, INC.
(Exact name of registrant as specified in its charter)

________________________

Delaware	86-1476200
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
135 Janus International Blvd. Temple, GA	30179
(Address of Principal Executive Offices)	(Zip Code)
(866) 562-2580
(Registrant's telephone number, including area code)

________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Stock, par value $0.0001 per share	JBI	New York Stock Exchange
Securities registered pursuant to section 12(g) of the Act: None
________________________

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of November 8, 2022, 146,647,275 shares of Class A Common Stock, par value $0.0001, were issued and outstanding.

JANUS INTERNATIONAL GROUP, INC.
Quarterly Report on Form 10-Q

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Quarterly Report on Form 10-Q (this “Form 10-Q”) that reflect our current views with respect to future events and financial performance, business strategies, expectations for our business and any other statements of a future or forward-looking nature, constitute “forward-looking statements” for the purposes of federal securities laws.

These forward-looking statements include, but are not limited to, statements about our financial condition, results of operations, earnings outlook and prospects or regarding management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those contemplated in the forward-looking statements, including, without limitation, the risks set forth in Part II, Item 1A, “Risk Factors” in this Form 10-Q and in our other filings with the Securities and Exchange Commission (the “SEC”). We do not assume any obligation to update any forward-looking statements after the date of this Report, except as required by law.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “will”, “likely”, and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 10-Q are based on our current expectations and beliefs concerning future developments and their potential effects on us. We cannot assure you that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•changes adversely affecting the business in which we are engaged;

•geopolitical risk and changes in applicable laws or regulations;

•the possibility that Janus may be adversely affected by other economic, business, and/or competitive factors;

•operational risk;

•the possibility that the COVID-19 pandemic, or another major disease, disrupts Janus’ business;

•our ability to maintain the listing of our securities on a national securities exchange;

•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Janus’ resources; and

•other risks detailed from time to time in our filings with the SEC, press releases, and other communications, including those set forth under “Risk Factors” included in our 2021 Annual Report on Form 10-K for the year ended January 1, 2022, and in the documents incorporated by reference herein and therein.

All subsequent written and oral forward-looking statements concerning the matters addressed in this Form 10-Q and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Form 10-Q. We undertake no obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this Form 10-Q or to reflect the occurrence of unanticipated events.

PART I--FINANCIAL INFORMATION
Item 1.    Financial Statements.

Janus International Group, Inc.

Condensed Consolidated Balance Sheets
(dollar amounts in thousands, except share and per share data)

	October 1,	January 1,
	2022	2022
	(Unaudited)
ASSETS
Current Assets
Cash	$55,335	$13,192
Accounts receivable, less allowance for credit losses; $4,553 and $5,449, at October 1, 2022 and January 1, 2022, respectively	151,694	107,372
Costs and estimated earnings in excess of billing on uncompleted contracts	30,831	23,121
Inventory, net	69,050	56,596
Prepaid expenses	12,282	9,843
Other current assets	2,227	4,057
Total current assets	$321,419	$214,181
Right-of-use assets, net	45,529	—
Property and equipment, net	42,855	41,607
Customer relationships, net	288,770	312,199
Tradename and trademarks	106,971	107,980
Other intangibles, net	14,743	15,861
Goodwill	367,262	369,286
Deferred tax asset, net	59,979	58,915
Other assets	1,874	1,973
Total assets	$1,249,402	$1,122,002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$55,728	$54,961
Billing in excess of costs and estimated earnings on uncompleted contracts	27,235	23,207
Current maturities of long-term debt	8,379	8,067
Other accrued expenses	75,919	54,111
Total current liabilities	$167,261	$140,346
Line of credit	—	6,369
Long-term debt, net	701,189	703,718
Deferred tax liability, net	1,678	749
Other long-term liabilities	41,764	2,533
Total liabilities	$911,892	$853,715
STOCKHOLDERS’ EQUITY
Common Stock, 825,000,000 shares authorized, $0.0001 par value, 146,647,275 and 146,561,717 shares issued and outstanding at October 1, 2022 and January 1, 2022, respectively	15	15
Additional paid-in capital	279,944	277,799
Accumulated other comprehensive loss	(7,887)	(949)
Retained earnings (accumulated deficit)	65,438	(8,578)
Total stockholders’ equity	$337,510	$268,287
Total liabilities and stockholders’ equity	$1,249,402	$1,122,002
See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

Janus International Group, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income
(dollar amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	October 1, 2022	September 25, 2021	October 1, 2022	September 25, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE
Sales of product	$230,847	$155,670	$642,122	$417,922
Sales of services	31,700	32,120	97,659	96,874
Total revenue	262,547	187,790	739,781	514,796
Cost of Sales	165,755	125,551	482,439	340,070
GROSS PROFIT	96,792	62,239	257,342	174,726
OPERATING EXPENSE
Selling and marketing	14,477	12,066	42,216	31,906
General and administrative	28,418	24,947	86,267	81,469
Contingent consideration and earnout fair value adjustments	—	—	—	687
Operating Expenses	42,895	37,013	128,483	114,062
INCOME FROM OPERATIONS	53,897	25,226	128,859	60,664
Interest expense	(10,979)	(7,664)	(28,622)	(23,265)
Other expense	56	91	(313)	(2,388)
Change in fair value of derivative warrant liabilities	—	1,271	—	(658)
INCOME BEFORE TAXES	42,974	18,924	99,924	34,353
Provision for Income Taxes	10,575	3,382	24,984	5,787
NET INCOME	$32,399	$15,542	$74,940	$28,566
Other Comprehensive Income (Loss)	(3,037)	(1,170)	(6,938)	(896)
COMPREHENSIVE INCOME	29,362	14,372	68,002	27,670
Net income attributable to common stockholders	$32,399	$15,542	$74,940	$28,566
Weighted-average shares outstanding, basic and diluted (Note 16)
Basic	146,639,452	138,384,284	146,592,296	95,179,726
Diluted	146,717,917	142,840,792	146,671,509	97,828,380
Net income per share, basic and diluted (Note 16)
Basic	$0.22	$0.11	$0.51	$0.30
Diluted	$0.22	$0.10	$0.51	$0.30
See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

Janus International Group, Inc.

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
(dollar amounts in thousands, except share data)

	Class B Common Units		Class A Preferred Units		Common Stock		Additional paid-in capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (AccumulatedDeficit)	Total
	Unit	Amount	Unit	Amount	Shares	Amount
Balance as of December 26, 2020	4,478	$261	189,044	$189,044	—	$—	$—	$(227)	$(48,205)	$140,874
Retroactive application of the recapitalization	(4,478)	(261)	(189,044)	(189,044)	66,145,633	7	189,299	—	—	—
Balance as of December 26, 2020, as adjusted	—	$—	—	$—	66,145,633	$7	$189,299	$(227)	$(48,205)	$140,874
Vesting of Midco LLC class B units	—	—	—	—	111,895	—	52	—	—	52
Distributions to Janus Midco LLC Class A unitholders	—	—	—	—	—	—	—	—	(96)	(96)
Cumulative translation adjustment	—	—	—	—	—	—	—	311	—	311
Net income	—	—	—	—	—	—	—	—	14,719	14,719
Balance as of March 27, 2021	—	$—	—	$—	66,257,528	$7	$189,351	$84	$(33,582)	$155,860
Vesting of Midco LLC class B units	—	—	—	—	4,012,872	—	5,210	—	—	5,210
Issuance of PIPE Shares	—	—	—	—	25,000,000	3	249,997	—	—	250,000
Issuance of common stock upon merger, net of transaction costs, earn out, and merger warrant liability	—	—	—	—	41,113,850	4	226,940	—	—	226,944
Issuance of earn out shares to common stockholders	—	—	—	—	2,000,000	—	26,480	—	—	26,480
Distributions to Janus Midco, LLC unitholders	—	—	—	—	—	—	(541,710)	—	—	(541,710)
Distributions to Class A preferred units	—	—	—	—	—	—	—	—	(4,078)	(4,078)
Deferred Tax Asset	—	—	—	—	—	—	78,291	—	—	78,291
Cumulative translation adjustment	—	—	—	—	—	—	—	(37)	—	(37)
Net income	—	—	—	—	—	—	—	—	(1,694)	(1,694)
Balance as of June 27, 2021	—	$—	—	$—	138,384,250	$14	$234,559	$47	$(39,354)	$195,266
Warrant redemption	—	—	—	—	110	—	1	—	—	1
Cumulative translation adjustment	—	—	—	—	—	—	—	(1,170)	—	(1,170)
Warrant movements from private to public					—	—	10,111			10,111
Net Income	—	—	—	—	—	—	—	—	15,542	15,542
Balance as of September 25, 2021	—	$—	—	$—	138,384,360	$14	$244,671	$(1,123)	$(23,812)	$219,750

Janus International Group, Inc.

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
(dollar amounts in thousands, except share data)

	Class B Common Units		Class A Preferred Units		Common Stock		Additional paid-in capital	Accumulated Other Comprehensive Loss	Retained Earnings (AccumulatedDeficit)	Total
	Unit	Amount	Unit	Amount	Shares	Amount
Balance as of January 1, 2022	—	$—	—	$—	146,561,717	$15	$277,799	$(949)	$(8,578)	$268,287
Share based compensation	—	—	—	—	—	—	600	—	—	600
Cumulative effect of change in accounting principle(a)	—	—	—	—	—	—	—	—	(924)	(924)
Cumulative translation adjustment	—	—	—	—	—	—	—	(514)	—	(514)
Net income	—	—	—	—	—	—	—	—	19,704	19,704
Balance as of April 2, 2022	—	$—	—	$—	146,561,717	$15	$278,399	$(1,463)	$10,202	$287,153
Issuance of restricted units	—	—	—	—	77,660	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	910	—	—	910
Cumulative translation adjustment	—	—	—	—	—	—	—	(3,387)	—	(3,387)
Net income	—	—	—	—	—	—	—	—	22,837	22,837
Balance as of July 2, 2022	—	$—	—	$—	146,639,377	$15	$279,309	$(4,850)	$33,039	$307,513
Issuance of restricted units	—	—	—	—	7,898	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	635	—	—	635
Cumulative translation adjustment	—	—	—	—	—	—	—	(3,037)	—	(3,037)
Net income	—	—	—	—	—	—	—	—	32,399	32,399
Balance as of October 1, 2022	—	$—	—	$—	146,647,275	$15	$279,944	$(7,887)	$65,438	$337,510

(a)    Effective January 2, 2022, the Company adopted the provisions of Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) and ASU 2016-02, Leases (Topic 842). We have elected to adopt each of the two standards using the modified retrospective approach through a cumulative-effect adjustment to the opening balance of accumulated deficit for both. See Note 2 for further details of the impact of each standard.

See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

Janus International Group, Inc.
Condensed Consolidated Statements of Cash Flows
(dollar amounts in thousands)

	Nine Months Ended
	October 1, 2022	September 25, 2021
	(Unaudited)	(Unaudited)
Cash Flows Provided By Operating Activities
Net income	$74,940	$28,566
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	5,817	4,678
Reduction in carrying amount of right-of-use assets	3,997	—
Amortization of intangibles	22,278	21,852
Deferred finance fee amortization	2,758	2,286
Provision (reversal) for losses on accounts receivable	1,206	(59)
Share based compensation	2,145	5,262
Loss on extinguishment of debt	—	2,415
Change in fair value of contingent consideration	—	687
(Gain) loss on sale of assets	(45)	43
Loss on abandonment of lease	571	—
Change in fair value of derivative warrant liabilities	—	658
Undistributed (earnings) losses of affiliate	(102)	76
Deferred income taxes, net	—	(768)
Changes in operating assets and liabilities
Accounts receivable	(45,893)	(16,884)
Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts	(7,710)	(12,101)
Prepaid expenses and other current assets	(531)	(4,488)
Inventory, net	(12,454)	(18,474)
Accounts payable	766	18,409
Other accrued expenses	17,658	28,649
Other assets and long-term liabilities	(2,810)	(1,124)
Net Cash Provided By Operating Activities	$62,591	$59,683
Cash Flows Used In Investing Activities
Proceeds from sale of equipment	$67	$79
Purchases of property and equipment	(7,856)	(15,930)
Cash paid for acquisition, net of cash acquired	—	(179,714)
Net Cash Used In Investing Activities	$(7,789)	$(195,565)
Cash Flows Used In Financing Activities
(Repayments) proceeds from line of credit	$(6,369)	$19,351
Distributions to Janus Midco LLC unitholders	—	(4,174)
Principal payments on long-term debt	(6,051)	(64,825)
Proceeds from long-term debt	—	155,000
Proceeds from merger	—	334,874
Proceeds from PIPE	—	250,000
Payments for transaction costs, net	—	(44,489)
Payments to Janus Midco, LLC unitholders at the Business Combination	—	(541,710)
Proceeds from warrant exercise	—	1
Principal payments under finance lease obligations	(137)	—
Payments for deferred financing fees	—	(4,321)
Cash (Used In) Provided by Financing Activities	$(12,557)	$99,707
Effect of exchange rate changes on cash and cash equivalents	$(102)	$142
Net Increase (Decrease) in Cash and Cash Equivalents	$42,143	$(36,033)
Cash and Cash Equivalents, Beginning of Period	$13,192	$45,255
Cash and Cash Equivalents, End of Period	$55,335	$9,222
Supplemental Cash Flows Information
Interest paid	$28,351	$19,227
Income taxes paid	$21,655	$1,510
Cash paid for operating leases	$5,763	$—
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$47,999	$—
Right-of-use assets obtained in exchange for finance lease obligations	$1,373	$—
See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

1.Basis of Presentation
Janus International Group, Inc. is a holding company. References to “Janus,” “Group,” “Company,” “we,” “our” or “us” refer to Janus International Group, Inc., and its consolidated subsidiaries. Janus International Group, LLC (“Janus Core”) is a wholly-owned subsidiary of Janus Intermediate, LLC (“Intermediate”). Intermediate is a wholly-owned subsidiary of Janus Midco, LLC (“Midco”). Midco is a wholly-owned subsidiary of Janus Intermediate Holdco, Inc. (“Intermediate Holdco”). Intermediate Holdco is a wholly-owned subsidiary of Juniper Industrial Holdings, Inc. (“Juniper” or “JIH”), and Juniper is a wholly-owned subsidiary of Group.

The dollar amounts in the notes are shown in thousands of dollars, unless otherwise noted, and rounded to the nearest thousand except for share and per share amounts.
The accompanying Unaudited Condensed Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC for interim financial information. However, they do not include all of the financial information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, the Unaudited Condensed Consolidated Financial Statements include all adjustments necessary for the fair presentation of the Company’s balance sheet as of October 1, 2022, and its results of operations, including its comprehensive income and stockholders’ equity for the three and nine months ended October 1, 2022 and September 25, 2021.
This Quarterly Report on Form 10-Q should be read in conjunction with the Audited Consolidated Financial Statements and notes that are included in the Annual Report on Form 10-K, for the year ended January 1, 2022.
Nature of Operations
The Group is a global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions including: roll up and swing doors, hallway systems, relocatable storage units, and facility and door automation technologies with manufacturing operations in Georgia, Texas, Arizona, Indiana, North Carolina, the United Kingdom, Australia, and Singapore.
The Group’s business is operated through two geographic regions that comprise our two reportable segments: Janus North America and Janus International. The Janus International segment is comprised of Janus International Europe Ltd., a company incorporated in England and Wales (“JIE”), whose production and sales are largely in Europe and Australia. The Janus North America segment is comprised of all the other entities including Janus Core, Betco, Inc. (“BETCO”), Noke, Inc. (“NOKE”), Asta Industries, Inc. (“ASTA”), Janus Door, LLC (“Janus Door”), Access Control Technologies, LLC (“ACT”), U.S Door & Building Components, LLC (“U.S. Door”), and Steel Door Depot.com, LLC (“Steel Door Depot”).
Assets held at foreign locations were approximately $55,749 and $58,439 as of October 1, 2022 and January 1, 2022, respectively. Revenues earned at foreign locations totaled approximately $16,959 and $17,824 for the three months ended October 1, 2022 and September 25, 2021, respectively, and $55,197 and $48,729 for the nine months ended October 1, 2022 and September 25, 2021, respectively.
Principles of Consolidation
The Unaudited Condensed Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s joint venture is accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.
Reorganization
On June 7, 2021, Midco transferred Janus Core, its wholly owned direct subsidiary, to the Group, thereby transferring the business for which historical financial information is included in these results of operations, to be indirectly held by Midco.
The Business Combination (defined and discussed below) was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Juniper is treated as the acquired company and Midco is treated as the acquirer for financial statement reporting purposes (the “Combined Company”). Accordingly, for accounting purposes, the financial statements of the Combined Company represent a continuation of the financial statements of Midco with the acquisition being treated as the equivalent of Midco issuing stock for the net assets of JIH, accompanied by a recapitalization. The net assets of JIH will be stated at historical cost, with no goodwill or other intangible assets recorded.
Use of Estimates in the Unaudited Condensed Consolidated Financial Statements

The preparation of Unaudited Condensed Consolidated Financial Statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include, but are not limited to, the derivative warrant liability, the recognition of the valuations of share-based compensation arrangements, the useful lives of property and equipment, revenue recognition, allowances for uncollectible receivable balances, fair values and impairment of intangible assets and goodwill and assumptions used in the recognition of contract assets.
Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act, or JOBS Act, exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The Company qualifies as an “Emerging Growth Company” and has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows the Company to adopt the new or revised standard at the same time periods as private companies.
Fair Value Measurement
The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. A three-tiered hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires that the Company use observable market data, when available, and minimize the use of unobservable inputs when determining fair value:
•Level 1, observable inputs such as quoted prices in active markets;
•Level 2, inputs other than the quoted prices in active markets that are observable either directly or indirectly;
•Level 3, unobservable inputs in which there is little or no market data, which requires that the Company develop its own assumptions.
The fair value of cash, accounts receivable, less allowance for doubtful accounts and account payable approximate the carrying amounts due to the short-term maturities of these instruments. The fair value of the Company’s debt approximates its carrying amount as of October 1, 2022 and January 1, 2022 due to its variable interest rate that is tied to the current London Interbank Offered Rate (“LIBOR”) rate plus an applicable margin and consistency in our credit rating. To estimate the fair value of the Company’s debt, the Company utilized fair value based risk measurements that are indirectly observable, such as credit risk that fall within Level 2 of the Fair Value hierarchy. The fair value of the warrants contains significant unobservable inputs including the expected term and the share exchange ratio in evaluating the fair value of underlying common stock, and exercise price, therefore, the warrant liabilities were evaluated to be a Level 3 fair value measurement.
Significant Accounting Policies
Other than the following, the Company’s significant accounting policies have not changed materially from those described in its Annual Report on Form 10-K for the fiscal year ended January 1, 2022.
Allowance for Credit Losses
On January 2, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“CECL”), which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Refer to Recently Adopted Accounting Pronouncements section of this note for more information on the impact to the Unaudited Condensed Consolidated Financial Statements.
The Company gathered information about its current bad debt reserve and write-off practices and loss methodology, in-scope assets, historical credit losses, proposed pooling approach and expected changes to business practices under CECL. Accounts receivables are stated at estimated net realizable value from the sale of products and services to established customers. The Company determined that pooling accounts receivable by business units was the most appropriate because of the similarity of risk characteristics within each line such as customers and services offered. Historical losses and customer-specific reserve information that are used to calculate the historical loss rates are available for each business unit.

During the pooling process, the Company identified two distinct customer types: commercial and self-storage. As these customer types have different risk characteristics, the Company concluded to pool the financial assets at this level within each business unit.

Commercial customers typically are customers contracting with the Company on short-term projects with smaller credit limits and overall, smaller project sizes. Due to the short-term nature and smaller scale of these types of projects, the Company expects minimal write-offs of its receivables at the commercial pool.

Self-storage projects typically involve general contractors and make up the largest portion of the Company’s accounts receivable balance. These projects are usually longer-term construction projects and billed over the course of construction. Credit limits are larger for these projects given the overall project size and duration. Due to the longer-term nature and larger scale of these types of projects, the Company expects a potential for more write-offs of its receivable balances within the self-storage pool.

The Company reviewed methods provided by the guidance and determined to use the loss-rate method in the CECL analysis for trade receivables and contract assets. This loss-rate method was selected as there is reliable historical information available by business unit, and this historical information was determined to be representative of the Company’s current customers, products, services, and billing practices.

The summary of activity in the allowance for credit losses for the nine months ended October 1, 2022 and the allowance for doubtful accounts for the nine months ended September 25, 2021 are as follows:

	Beginning Balance	CECL Adoption[1]	Write-offs	Provision (Reversal), net	Ending Balance
2022	$5,449	$366	$(2,468)	$1,206	$4,553
2021	4,485	—	(59)	(59)	4,367

(1) On January 2, 2022, the Company adopted the provisions of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which introduced a new model known as CECL.
2. Recently Issued Accounting Standards
In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is effective and may be applied beginning March 12, 2020 and will apply through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The amendments in ASU 2021-01 provide optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The provisions must be applied at a Topic, Subtopic, or Industry Subtopic level for all transactions other than derivatives, which may be applied at a hedging relationship level. In April 2022, the FASB, proposed the deferral of the sunset date of this guidance to December 31, 2024. The Company is currently evaluating the impact this adoption will have on the Company’s consolidated financial statements.
Although there are several other new accounting pronouncements issued or proposed by the FASB, which have been adopted or will be adopted as applicable, management does not believe any of these accounting pronouncements has had or will have a material impact on the Group’s consolidated financial position or results of operations.
Recently Adopted Accounting Pronouncements
In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) which deferred the effective date for ASC 842, Leases, for one year. The leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the leasing standard effective January 2, 2022 and has elected to adopt the new standard at the adoption date using the modified retrospective method and recognized a cumulative effect adjustment to accumulated deficit in the amount of $558. Under this approach, we will continue to report comparative period financial information under ASC 840. We have elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification. We also made an accounting policy election to exclude leases with an initial term of 12 months or less from the consolidated balance sheet. We will recognize those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. As part of this adoption, we have implemented internal controls and key system functionality to enable the preparation of financial information.
The adoption of the standard resulted in recording right-of-use assets of $42,835 and lease liabilities of $44,776 as of January 2, 2022. The right-of-use assets are lower than the lease liabilities as existing deferred rent and lease incentive liabilities were recorded against the right-of-use assets at adoption in accordance with the standard. The standard had no impact on our debt-covenant compliance under our current agreements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2022 and for interim periods within those fiscal years. The Company adopted this standard effective January 2, 2022 using the modified retrospective method and recognized a cumulative-effect adjustment increasing accumulated deficit and increasing the allowance for credit losses by $366.

	January 2, 2022
	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption	As Reported Under ASC 326
Accounts Receivable, net	$107,372	$(366)	$107,006
Cost in Excess of Billings	23,121	—	23,121
Accumulated Deficit	(8,578)	(366)	(8,944)
3. Inventories
Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out (FIFO) method. The major components of inventories as of October 1, 2022 and January 1, 2022 are as follows:

	October 1,	January 1,
	2022	2022
Raw materials	$48,043	$41,834
Work-in-process	650	671
Finished goods	20,357	14,091
	$69,050	$56,596
The Company has recorded a reserve for inventory obsolescence as of October 1, 2022 and January 1, 2022, of approximately $1,996 and $1,295, respectively.
4. Property and Equipment
Property, equipment, and other fixed assets as of October 1, 2022 and January 1, 2022 are as follows:

	October 1,	January 1,
	2022	2022
Land	$4,501	$4,501
Manufacturing machinery and equipment	37,286	35,688
Leasehold improvements	5,615	4,599
Construction in progress	6,063	3,571
Other	14,274	13,287
	$67,739	$61,646
Less accumulated depreciation	(24,884)	(20,039)
	$42,855	$41,607

5. Acquired Intangible Assets and Goodwill
Intangible assets acquired in a business combination are recognized at fair value and amortized over their estimated useful lives. The carrying basis and accumulated amortization of recognized intangible assets at October 1, 2022 and January 1, 2022, are as follows:

	October 1,			January 1,
	2022			2022
	Gross Carrying Amount	Accumulated Amortization	Average Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization
Intangible Assets
Customer relationships	$406,970	$(118,200)	10	$410,094	$(97,895)
Noncompete agreements	380	(233)	5	412	(231)
Tradenames and trademarks	106,971	—	Indefinite	107,980	—
Other intangibles	61,626	(47,030)	10	61,836	(46,156)
	$575,947	$(165,463)		$580,322	$(144,282)
Changes to gross carrying amount of recognized intangible assets due to translation adjustments include an approximate $3,278 and $270 loss for the period ended October 1, 2022 and January 1, 2022, respectively. Amortization expense was approximately $7,408 and $8,229 for the three month periods ended October 1, 2022 and September 25, 2021, and $22,278 and $21,852 for the nine months periods ended October 1, 2022 and September 25, 2021, respectively.
The changes in the carrying amounts of goodwill for the period ended October 1, 2022 were as follows:

Balance as of January 1, 2022	$369,286
Changes due to foreign currency fluctuations	(2,076)
Goodwill adjusted during the period	52
Balance as of October 1, 2022	$367,262
6. Accrued Expenses
Accrued expenses are summarized as follows:

	October 1,	January 1,
	2022	2022
Sales tax payable	$5,236	$3,606
Interest payable	254	2,741
Indemnity Holdback Liability	1,002	—
Other accrued liabilities	6,222	1,766
Employee compensation	14,016	13,857
Customer deposits and allowances	36,297	24,555
Income taxes	2,121	810
Current operating lease liabilities	5,293	—
Other	5,478	6,776
Total	$75,919	$54,111
Other as of October 1, 2022 and January 1, 2022 consists of property tax, freight accrual, legal, accounting and other professional fee accruals.
7. Line of Credit
On February 12, 2018, the Company, through Intermediate and Janus Core, entered into a revolving line of credit facility with a financial institution pursuant to ABL Credit And Guarantee Agreement (the “LOC Agreement”). In August 2021, the Company increased the available line of credit from $50,000 to $80,000, incurred additional fees for this amendment of $425 and extended the maturity date from February 18, 2023 to August 12, 2024. The current line of credit facility is for $80,000 with interest payments due in arrears. The interest rate on the facility is based on a base rate, unless a LIBOR Rate (as defined in the LOC Agreement) option is chosen by the Company. If the LIBOR Rate is elected, the interest computation is equal to the LIBOR Rate plus the LIBOR Rate Margin of 1.25%, as of October 1, 2022. If the Base Rate (as defined in the LOC Agreement) is elected, the interest computation is equal to the Base Rate of the greatest of (a) the federal funds rate plus .5%, (b) the LIBOR rate plus 1%, or (c) the financial institution’s Prime Rate (as defined in the LOC Agreement), plus the Base Rate Margin (as defined in the LOC Agreement) of .25% as of October 1, 2022. At the beginning of each quarter the applicable margin is set and determined by the administrative agent based on the average net availability on the line of credit for the previous quarter. As of October 1, 2022 and January 1, 2022, the interest rate in effect for the facility was 6.5% and 3.5%, respectively. The line of credit is collateralized by accounts receivable and inventories. The Company has incurred deferred loan costs in the amount of $1,483 which are being amortized over the term of the facility that expires on August 12, 2024, using the effective interest method, and are presented as part of other assets within our Unaudited Condensed Consolidated Balance Sheet. The amortization of the deferred loan costs is included in interest expense on the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income. The unamortized portion of the fees as of October 1, 2022 and January 1, 2022 was approximately $463 and $648, respectively. There was $— and $6,369 outstanding on the line of credit as of October 1, 2022 and January 1, 2022, respectively.
8. Long-Term Debt
Long-term debt consists of the following:

	October 1,	January 1,
	2022	2022
Note payable - Amendment No. 4 First Lien	$716,329	$722,379
Financing leases	1,260	—
	$717,589	$722,379
Less unamortized deferred finance fees	8,021	10,594
Less current maturities	8,379	8,067
Total long-term debt	$701,189	$703,718
Notes Payable - Amendment No.4 First Lien - On August 18, 2021, the Company completed a refinancing in the form of that certain First Lien Amendment No. 4, in which the principal terms of the amendment were new borrowings of $155,000 which was used to fund the DBCI (hereinafter defined) acquisition. The Amendment No. 4 First Lien is comprised of a syndicate of lenders originating on August 18, 2021 in the amount of $726,413 with interest payable in arrears. The outstanding loan balance is to be repaid on a quarterly basis of 0.25% of the original balance beginning the last day of September 2021 with the remaining principal due on the maturity date of February 12, 2025. As chosen by the Company, the amended loan bears interest at a floating rate per annum consisting of LIBOR, plus an applicable margin percent (effective rate of 6.4% as of October 1, 2022). The debt is secured by substantially all business assets. This refinancing amendment was accounted for as a modification and as such no gain or loss was recognized for this transaction and any bank fees, original issue discount and charges capitalized are being amortized as a component of interest expense over the remaining loan term. Third party fees paid in connection with this amendment were expensed.
As of October 1, 2022 and January 1, 2022, the Company maintained one letter of credit totaling approximately $400 on which there were no balances due.
In connection with the Company entering into the First Lien debt agreement discussed above, deferred finance fees were capitalized. Amortization of approximately $865 and $800 and $2,573 and $2,286 was recognized for the three and nine months ended October 1, 2022 and September 25, 2021, respectively, as a component of interest expense, including those amounts amortized in relation to the deferred finance fees associated with the outstanding line of credit.

9. Business Combinations
Access Control Technologies, LLC Acquisition
On August 31, 2021, Janus Core acquired 100% of the equity interests of ACT and all assets and certain liabilities of Phoenix Iron Worx, LLC for total consideration of approximately $10,385 which was comprised of approximately $9,383 of cash plus $1,002 of hold back liability.

The assets and liabilities of the acquisitions have been recorded based upon management's estimates of their fair market values as of each respective date of acquisition. The following tables summarize the fair values of consideration transferred and the fair values of identified assets acquired, and liabilities assumed at the date of acquisition:

Fair Value of Consideration Transferred
Cash	$9,383
Hold Back Liability	1,002
Total Fair Value of Consideration Transferred	$10,385
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed
Cash	169
Accounts receivable	1,101
Other current assets	103
Property and equipment	197
Identifiable intangible assets
Customer relationships	2,470
Backlog	280
Trademark	1,450
Recognized amounts of identifiable liabilities assumed
Accounts payable	(473)
Accrued expenses	(152)
Other liabilities	(1,398)
Total identifiable net assets	$3,747
Goodwill	$6,638
The goodwill balance of $6,638 is attributable to the expansion of our product offerings and expected synergies of the combined workforce, products and technologies with ACT. All of the goodwill was assigned to the Janus North America segment of the business and is deductible for income tax purposes.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Lives
Customer Relationships	$2,470	15 Years
Backlog	280	3 Months
Trade Name	1,450	Indefinite
Identifiable Intangible Assets	$4,200
Customer relationships represent the fair values of the underlying relationships with ACT’s customers. Backlog represents the fair value of ACT’s contracts that have yet to be billed. Trade names represent ACT’s trademarks, which consumers associate with the source and quality of the products and services they provide. The weighted-average amortization of acquired intangibles is 8.8 years.

During 2021, the Company incurred approximately $284 of third-party acquisition costs. These expenses are included in general and administrative expense in the Company’s Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income for the three and nine months ended September 25, 2021.
DBCI, LLC (“DBCI”) Acquisition
On August 17, 2021, Janus Core acquired 100% of the equity interests of DBCI from Cornerstone Building Brands, Inc. (“Cornerstone”) for total cash consideration of approximately $169,173.
The assets and liabilities of the acquisitions have been recorded based upon management's estimates of their fair market values as of each respective date of acquisition. The following tables summarize the fair value of consideration transferred and the fair value of identified assets acquired, and liabilities assumed at the date of acquisition:

Fair Value of Consideration Transferred
Cash	$169,173
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed
Cash	208
Accounts receivable	8,502
Inventories	9,075
Property and equipment	7,803
Other assets	29
Identifiable intangible assets
Customer relationships	26,320
Backlog	3,130
Trademark	20,850
Recognized amounts of identifiable liabilities assumed
Accounts payable	(8,012)
Accrued expenses	(571)
Other liabilities	(888)
Total identifiable net assets	$66,446
Goodwill	$102,727
The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of DBCI and Janus Core. All of the goodwill was assigned to the Janus North America segment and is deductible for income tax purposes.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Lives
Customer Relationships	$26,320	15 Years
Backlog	3,130	4 Months
Trade Name	20,850	Indefinite
Identifiable Intangible Assets	$50,300
Customer relationships represent the fair values of the underlying relationships with DBCI’s customers. Unbilled contracts (“Backlog”) represent the fair value of DBCI’s contracts that have yet to be billed. Trade names represent DBCI’s trademarks, which consumers associate with the source and quality of the products and services they provide. The weighted-average amortization of acquired intangibles is 7.9 years.

During 2021, the Company incurred approximately $2,685 of third-party acquisition costs. These expenses are included in general and administrative expense in the Company’s Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income for the three and nine months ended September 25, 2021.
On January 21, 2022, in response to the Company’s submission of its proposed purchase price calculations and preliminary supporting documentation (the “Closing Statement”), Cornerstone delivered a Purchase Price Dispute Notice (“Dispute Notice”) to the Company. On February 26, 2022, the Company delivered its response to the Dispute Notice, and subsequent extensions were permitted between the parties to analyze the Closing Statement in an effort to mutually resolve the matter. The Closing Statement analysis is unresolved and pending as of the Form 10-Q filing date. Given the number of Closing Statement items currently in dispute, which result in a material difference between Janus’ and Cornerstone’s position of the purchase price, the Company is unable to reasonably estimate the contingency loss or gain. The Company will continue to monitor the progress of the dispute and will recognize the respective gain or loss through earnings in the appropriate period.

Pro Forma Financial Information
The following unaudited pro forma information is based on estimates and assumptions that the Company believes to be reasonable. However, this information is not necessarily indicative of the Company’s consolidated results of income in future periods or the results that actually would have been realized had the Company and DBCI and ACT been combined companies during the periods presented. These pro forma results exclude any savings or synergies that would have resulted from these business combinations had they occurred on December 27, 2020 This unaudited pro forma supplemental information includes incremental asset amortization, accounting policy alignment, nonrecurring transaction costs, and other charges as a result of the acquisitions, net of the related tax effects.
The following unaudited pro forma information has been prepared as if the DBCI and ACT acquisitions had taken place on December 27, 2020. The Company prepared the table based on certain estimates and assumptions. These estimates and assumptions were made solely for the purposes of developing such unaudited pro forma information and have not been adjusted to provided period over period comparability.

	Three Months Period Ended	Nine Months Period Ended
	September 25, 2021	September 25, 2021
Revenue	$199,314	$574,135
Net Income	$17,097	$35,273
The Business Combination
On June 7, 2021, Juniper consummated a business combination with Midco pursuant to the Business Combination Agreement (the “Business Combination”). Pursuant to ASC 805, for financial accounting and reporting purposes, Midco was deemed the accounting acquirer and Juniper was treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization. Accordingly, the Business Combination was treated as the equivalent of Midco issuing equity for the net assets of Juniper, accompanied by a recapitalization. Under this method of accounting, the consolidated financial statements of Midco are the historical financial statements of Janus International Group, Inc. The net assets of Juniper were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and are consolidated with Midco’s financial statements on the closing date. The shares and net income (loss) per share available to holders of the Company’s common stock, prior to the Business Combination, have been retroactively restated to reflect the exchange ratio established in the Business Combination Agreement.
As a result of the Business Combination, Midco’s unitholders received aggregate consideration of approximately $1,200,000, which consisted of (i) $541,700 in cash at the closing of the Business Combination and (ii) 70,270,400 shares of common stock valued at $10.00 per share, totaling $702,700.
In connection with the closing of the Business Combination, Juniper Industrial Sponsor, LLC (the “Sponsor”) received 2,000,000 shares of Janus’ common stock (pro rata among the Sponsor shares and shares held by certain affiliates) (the “Earnout Shares”) contingent upon achieving certain market share price milestone as outlined in the Business Combination Agreement. The vesting of the Earnout Shares occurred automatically as of the close of the trading on June 21, 2021 in accordance with the terms of the Earnout Agreement, entered into by and between the Company and the Sponsor at the closing of the transaction.
Concurrently with the execution and delivery of the Business Combination Agreement, certain institutional accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors purchased an aggregate of 25,000,000 shares of Janus’ common stock (the “PIPE Shares”) at a purchase price per share of $10.00 (the “PIPE Investment”). One of the Company’s directors also purchased an aggregate of 1,000,000 of the PIPE Shares as part of the PIPE Investment. The PIPE Investment was closed on June 7, 2021 and the issuance of an aggregate of 25,000,000 shares of common stock occurred concurrently with the consummation of the Business Combination.

In connection with the Business Combination, the Group incurred direct and incremental costs of approximately $44,500 related to the equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees. In addition, the Company incurred $4,468 in transaction bonuses paid to key employees and $5,210 in non-cash share-based compensation expense due to the accelerated vesting of Midco’s legacy share-based compensation plan. See Note 10 - “Equity Compensation” for additional information.
G&M Stor-More Pty Ltd Acquisition
On January 19, 2021, the Company, through its wholly owned subsidiary Steel Storage Australia Pty Ltd. (“Steel Storage”) acquired 100% of the net assets of G&M Stor-More Pty Ltd. for total cash consideration of approximately $1,739. In aggregate, approximately $814 was attributed to intangible assets, approximately $929 was attributable to goodwill, and approximately $(4) was attributable to net liabilities assumed. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and Steel Storage. All of the goodwill was assigned to the Janus International segment of the business and is not deductible for income tax purposes.
The weighted-average amortization of acquired intangibles is 11.6 years.
During 2021, the Company incurred approximately $105 of third-party acquisition costs. These expenses are included in general and administrative expense of the Company’s consolidated statement of operations and comprehensive income for the nine months ended September 25, 2021.
Pro forma results of operations for this acquisition have not been presented because the historic results of operations for G&M Stor-More Pty Ltd. are not material to the consolidated results of operations in the prior year.

10. Equity Compensation
2021 Omnibus Incentive Plan
The Company maintains its 2021 Omnibus Incentive Plan (the “Plan”) under which it grants stock-based awards to eligible directors, officers and employees in order to attract, retain and reward such individuals and strengthen the mutuality of interest between such individuals and the Group’s stockholders. The Plan allows to issue and grant 15,125,000 shares.
The Company measures compensation expense for stock-based awards in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). During the nine months ended October 1, 2022, the Company granted stock-based awards including restricted stock units (“RSUs”) and stock options under the Plan. The grant date fair value of RSUs are equal to the closing price of the Company’s common stock on either: (i) the date of grant; or (ii) the previous trading day, depending on the level of administration required. Forfeitures are recognized as they occur, any unvested RSUs or stock options are forfeited upon a “Termination of Service”, as defined in the Plan, or as otherwise provided in the applicable award agreement or determined by the Company’s Compensation Committee of the Board of Directors. As of September 25, 2021, no awards were granted to any individuals under the Plan.
Restricted Stock Unit Grants
RSUs are subject to one or four years’ service vesting period. RSUs activity for the nine months ended October 1, 2022 is as follows:

	Nine Months Ended October 1, 2022
	RSUs	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	275,370	$11.9
Granted	375,255	9.9
Vested	(85,543)	11.5
Forfeited	(25,711)	10.5
Outstanding at October 1, 2022	539,371	$10.6
Unvested at October 1, 2022	539,371	$10.6

Stock-based compensation expense for RSUs is recognized straight line over the respective vesting period, reduced for actual forfeitures, and included in general and administrative expense in the accompanying Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income. Total compensation expense related to the above awards was approximately $581 and $1,860 for the three and nine months ended October 1, 2022, respectively. As of October 1, 2022, there was an aggregate of $4,791 of unrecognized expense related to the restricted stock units granted, which the Company expects to amortize over a weighted-average period of 3.2 years.
Stock Options
Stock options are granted by applying a valuation method to determine the grant date fair value for each stock option award. Stock option awards typically vest in 25% annual installments on each of the first four anniversaries of the vesting commencement date and expire ten years from the grant date. The fair value of each option is estimated using a Black-Scholes option valuation model using the independent valuations of the Company’s stock.
The principal assumptions utilized in valuing stock options include, the expected option life, the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option), the expected stock price volatility using the historical and implied price volatility, and the expected dividend yield.
A summary of the assumptions used in determining the fair value of stock options is as follows:

Nine Months Ended October 1, 2022
Expected life of option (years)	6.25
Risk-free interest rate	2.9% - 3.0%
Expected volatility of the Company’s stock	45%
Expected dividend yield on the Company’s stock	—%

Stock option activity for the nine months ended October 1, 2022 is as follows:

	Nine Months Ended October 1, 2022
	Stock Options	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Intrinsic value
Outstanding at January 1, 2022	—	$—		$—
Granted	736,106	4.5	9.8	—
Vested	—	—		—
Forfeited	(35,376)	4.5		—
Outstanding at October 1, 2022	700,730	$4.5	9.8	$—
Unvested at October 1, 2022	700,730	$4.5	9.8	$—
Stock-based compensation expense for stock options is recognized straight line over the respective vesting period, reduced for actual forfeitures, and included in general and administrative expense in the accompanying Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income. Total compensation expense related to stock options was approximately $191 and $286 for the three and nine months ended October 1, 2022. Total unamortized stock-based compensation expense related to the unvested stock options was approximately $2,842, which the Company expects to amortize over a weighted-average period of 3.8 years.
Midco - Class B Unit Incentive Plan
Prior to the Business Combination, commencing on March 15, 2018, the Board of Directors of Midco approved the Class B Unit Incentive Plan (the “Class B Plan”), which was a form of long-term compensation that provided for the issuance of ownership units to employees for purposes of retaining them and enabling such individuals to participate in the long-term growth and financial success of Midco.
As a result of the Business Combination, the Board of Directors approved an accelerated vesting for 16,079 units (equivalent to 4,012,873 shares of Group common stock) granted in connection with the Class B Plan, to allow accelerated vesting of the units upon consummation of the Business Combination. The accelerated vesting resulted in $5.2 million of non-cash share-based compensation expense recorded to general and administrative expense in the Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income for the nine months ended September 25, 2021. Effective June 7, 2021, as a result of the Business Combination, the Class B Plan was terminated.

11. Stockholders’ Equity
On June 7, 2021, the Group’s common stock began trading on the NYSE under the symbol “JBI”. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company is authorized and has available 825,000,000 shares of common stock with a par value of $0.0001 per share. Immediately following the Business Combination, there were 138,384,250 shares of common stock with a par value of $0.0001 outstanding. As discussed in Note 9 Business Combination, the Company has retroactively adjusted the shares issued and outstanding prior to June 7, 2021 to give effect to the exchange ratio established in the Business Combination Agreement to determine the number of shares of common stock into which they were converted.
Preferred Stock
Our certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of October 1, 2022, zero shares of preferred stock were issued and outstanding, and no designation of rights and preferences of preferred stock had been adopted. Our preferred stock is not quoted on any market or system, and there is not currently a market for our preferred stock.
Rollover Equity
At the closing date of the Business Combination, each outstanding unit of Midco’s Class A Preferred and Class B Common converted into our common stock at the then-effective conversion rate. Each unit of Midco Class A Preferred was converted into approximately 343.983 shares of our common stock, and each unit of Midco Class B Common was converted into approximately 249.585 shares of our common stock based on the determined exchange ratio.
PIPE Investment

Concurrently with the execution and delivery of the Business Combination Agreement, the PIPE Investors entered into the PIPE Subscription Agreements pursuant to which the PIPE Investors purchased an aggregate of 25,000,000 PIPE Shares at a purchase price per share of $10.00. One of the Company’s directors purchased an aggregate of 1,000,000 of the PIPE Shares as part of the PIPE Investment.
The PIPE Investment closed on June 7, 2021 and the issuance of an aggregate of 25,000,000 shares of common stock occurred concurrently with the consummation of the Business Combination. The sale and issuance was made to accredited investors in reliance on Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).
Founder Shares
In August 2019, the Sponsor purchased 8,625,000 shares of Class B common stock (the “founder shares”) of JIH for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per founder share. By virtue of the consummation of the Business Combination, the Sponsor’s Class A common stock was converted into the right to receive an equivalent number of shares of common stock, 2,000,000 of which (pro rata among the Sponsor shares and shares held by certain affiliates) was subject to the terms of the Earnout Agreement. The vesting of the Earnout Shares occurred automatically as of the close of the trading on June 21, 2021 in accordance with the terms of the Earnout Agreement. The table below represents the approximate common stock holdings of the Group immediately following the Business Combination.

	Shares	%
Janus Midco, LLC unitholders	70,270,400	50.8%
Public stockholders	43,113,850	31.2%
PIPE Investors	25,000,000	18.0%
Total	138,384,250	100.0%
Warrants
The Sponsor purchased 10,150,000 warrants to purchase Class A common stock of JIH (the “private placement warrants”) for a purchase price of $1.00 per whole private placement warrant, or $10,150 in the aggregate, in private placement transactions that occurred simultaneously with the closing of the Juniper IPO and the closing of the over-allotment option for the Juniper IPO (the “private placement”). Each private placement warrant entitled the holder to purchase one share of Class A common stock of JIH at $11.50 per share. The private placement warrants were only exercisable for a whole number of shares of Class A common stock of JIH. The Sponsor transferred 5,075,000 of its private placement warrants to Midco’s equity holders as part of the consideration for the Business Combination. The private placement warrants are liability classified. Immediately after giving effect to the Business Combination, there were 17,249,995 issued and outstanding public warrants. The public warrants were equity classified. The private placement warrants and public warrants were all exercised or redeemed on November 18, 2021.
Dividend Policy
We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common or preferred stock in the foreseeable future. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that the Board of Directors will declare dividends in the foreseeable future. In addition, the terms of our credit facilities include restrictions on our ability to issue and pay dividends.
12. Related Party Transactions
Prior to the Business Combination, Jupiter Intermediate Holdco, LLC, on behalf of the Janus Core, entered into a Management and Monitoring Services Agreement (“MMSA”) with the Class A Preferred Unit holders group. As a result of the Business Combination the MMSA was terminated effective June 7, 2021. Janus Core paid management fees of $— and $3,039 to the Class A Preferred Unit holders group for the three and nine months ended September 25, 2021, respectively. There were no Class A Preferred Unit holders group management fees accrued and unpaid as of October 1, 2022 and January 1, 2022.
Janus Core leases a manufacturing facility in Butler, Indiana, from Janus Butler, LLC, an entity wholly owned by a former member of the Board of Directors of the Company. Effective October 20, 2021, the member resigned from the Board of Directors of the Company. Rent payments paid to Janus Butler, LLC for the three months ended October 1, 2022 and September 25, 2021 were approximately $37 and $37, respectively. Rent payments paid to Janus Butler, LLC for the nine months ended October 1, 2022 and September 25, 2021 were approximately $112 and $123, respectively. The original lease extended through October 31, 2021 and on November 1, 2021 the lease was extended to October 31, 2026, with monthly payments of approximately $13 with an annual escalation of 1.5%.

Janus Core was previously a party to a lease agreement with 134 Janus International, LLC, which is an entity majority owned by a former member of the Board of Directors of the Company. In December 2021, the leased premises in Temple, Georgia were sold by the former director to a third party buyer, resulting in an assignment of the lease to said third-party buyer and an extension of the lease to November 30, 2031. Rent payments paid to 134 Janus International, LLC in the three months ended October 1, 2022 and September 25, 2021 were approximately $— and $114, respectively. Rent payments paid to 134 Janus International, LLC in the nine months ended October 1, 2022 and September 25, 2021 were approximately $— and $343, respectively.
The Group is a party to a lease agreement for a manufacturing facility in Cartersville, Georgia with ASTA Investment, an entity partially owned by a stockholder of the Company. The original lease term began on April 1, 2018 and extended through March 31, 2028 and was amended in March 2021 to extend the term until March 1, 2030, with monthly lease payments of $68 per month with an annual escalation of 2.0%. Rent payments to ASTA Investment, LLC for the three months ended October 1, 2022 and September 25, 2021 were approximately $205 and $201, respectively. Rent payments to ASTA Investment, LLC for the nine months ended October 1, 2022 and September 25, 2021 were approximately $544 and $599, respectively.
13. Revenue Recognition
The Company accounts for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights and payment terms can be identified, the contract has commercial substance, and it is probable that the Company will collect substantially all of the consideration to which it is entitled. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised good or service to a customer.
Contract Balances
Contract assets are the rights to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. Contract assets primarily result from contracts that include installation which are billed via payment requests that are submitted in the month following the period during which revenue was recognized. Contract liabilities are recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. Contract assets are disclosed as costs and estimated earnings in excess of billings on uncompleted contracts, and contract liabilities are disclosed as billings in excess of costs and estimated earnings on uncompleted contracts in the Unaudited Condensed Consolidated Balance Sheet. Contract balances for the nine months ended October 1, 2022 and January 1, 2022 were as follows:

	October 1, 2022	January 1, 2022
Contract assets, beginning of the period	$23,121	$11,399
Contract assets, end of the period	30,831	23,121
Contract liabilities, beginning of the period	23,207	21,525
Contract liabilities, end of the period	$27,235	$23,207
During the three and nine months ended October 1, 2022, the Company recognized revenue of approximately $1,434 and $16,627, respectively, related to contract liabilities at January 1, 2022. This reduction was offset by new billings of approximately $5,461 and $20,655 for product and services for which there were unsatisfied performance obligations to customers and revenue had not yet been recognized for the three and nine month periods ended October 1, 2022, respectively.
Disaggregation of Revenue
The principal categories we use to disaggregate revenues are by timing and sales channel of revenue recognition. The following disaggregation of revenues depict the Company’s reportable segment revenues by timing and sales channel of revenue recognition for the three and nine months ended October 1, 2022 and September 25, 2021:

Revenue by Timing of Revenue Recognition

	Three Months Ended		Nine Months Ended
Reportable Segments by Timing of Revenue Recognition	October 1, 2022	September 25, 2021	October 1, 2022	September 25, 2021
Janus North America
Goods transferred at a point in time	$232,207	$154,632	$648,229	$414,714
Services transferred over time	24,529	24,487	75,225	75,185
	$256,736	$179,119	$723,454	$489,899
Janus International
Goods transferred at a point in time	$9,789	$10,192	$32,763	$27,040
Services transferred over time	7,170	7,633	22,434	21,689
	$16,959	$17,825	$55,197	$48,729
Eliminations	$(11,148)	$(9,154)	$(38,870)	$(23,832)
Total Revenue	$262,547	$187,790	$739,781	$514,796
Revenue by Sales Channel

	Three Months Ended		Nine Months Ended
Reportable Segments by Sales Channel Revenue Recognition	October 1, 2022	September 25, 2021	October 1, 2022	September 25, 2021
Janus North America
Self Storage-New Construction	$65,880	$54,507	$212,240	$157,121
Self Storage-R3	84,893	57,141	215,896	151,563
Commercial and Others	105,963	67,471	295,318	181,215
	$256,736	$179,119	$723,454	$489,899
Janus International
Self Storage-New Construction	$13,187	$12,436	$39,969	$34,187
Self Storage-R3	3,772	5,389	15,228	14,542
	$16,959	$17,825	$55,197	$48,729
Eliminations	$(11,148)	$(9,154)	$(38,870)	$(23,832)
Total Revenue	$262,547	$187,790	$739,781	$514,796
14. Leases
On January 2, 2022, the Group adopted ASU 2016-02, Leases, using the optional transition method. Under this method, the Group has recognized the cumulative effect adjustment to the opening balance of retained earnings. The Group has elected to adopt the package of practical expedients which apply to leases that commenced before the adoption date. By electing the package of practical expedients, the Group did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and the initial direct costs for any existing leases. At lease commencement, a right-of-use (“ROU”) asset and lease liability is recorded based on the present value of the future lease payments over the lease term. The Group has elected not to recognize a ROU asset and lease liability for leases with terms of 12 months or less. The Group leases facilities, vehicles, and other equipment under long-term operating and financing leases with varying terms.
In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar service, which are considered non-lease components for accounting purposes. For our real estate leases, we apply a practical expedient to include these non-lease components in calculating the ROU asset and lease liability. Furthermore, for all other types of leases the practical expedient was also elected whereby lease and non-lease components have been combined. The Group uses the non-cancellable lease term unless it is reasonably certain that a renewal or termination option will be exercised. When available, the Group will use the rate implicit in the lease to discount lease payments to present value, however as most leases do not provide an implicit rate, the Group will estimate the incremental borrowing rate to discount the lease payments. The Group estimates the incremental borrowing rate based on the rates of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis, over a similar term, and in a similar economic environment. The ROU asset also includes any lease prepayments and initial direct costs, offset by lease incentives. The Group does not consider renewal periods or early terminations to be reasonably certain and are thus not included in the lease term for real estate or equipment assets.

The components of ROU assets and lease liabilities were as follows:

(in thousands)	Balance Sheet Classification	October 1, 2022
Assets:
Operating lease assets	Right-of-use assets, net	$44,283
Finance lease assets	Right-of-use assets, net	1,246
Total leased assets		$45,529
Liabilities:
Current:
Operating	Other accrued expenses	$5,293
Financing	Current maturities of long-term debt	312
Noncurrent:
Operating	Other long-term liabilities	$41,688
Financing	Long-term debt	948
Total lease liabilities		$48,241
The components of lease expense were as follows:

	Three Months Ended	Nine Months Ended
(in thousands)	October 1, 2022	October 1, 2022
Operating lease cost	$2,078	$6,083
Short-term lease cost	—	60
Finance lease cost:
Amortization of right-of-use assets	$62	$128
Interest on lease liabilities	7	27
Total lease cost	$2,147	$6,298
Other information related to leases was as follows:

October 1, 2022

Weighted Average Remaining Lease Term

Operating Leases	9.79
Finance Leases	3.61

Weighted Average Discount Rate

Operating Leases	7.0%
Finance Leases	6.8%
As of October 1, 2022, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year were as follows:

(in thousands)
2022	$1,915
2023	8,278
2024	7,481
2025	6,470
2026	5,938
Thereafter	36,944
Total future lease payments	$67,026
Less imputed interest	$(20,045)
Present value of future lease payments	$46,981
As of October 1, 2022, future minimum repayments of finance leases were as follows:

(in thousands)
2022	$96
2023	385
2024	385
2025	385
2026	161
Thereafter	10
Total future lease payments	$1,422
Less imputed interest	$(162)
Present value of future lease payments	$1,260
15. Income Taxes
Prior to June 7, 2021, the Company was a limited liability company taxed as a partnership for U.S. federal income tax purposes. The Company was generally not directly subject to income taxes under the provisions of the Internal Revenue Code and most applicable state laws. Therefore, taxable income or loss was reported to the members for inclusion in their respective tax returns.
After June 7, 2021, the Group is taxed as a Corporation for U.S. income tax purposes and similar sections of the state income tax laws. The Group’s effective tax rate is based on pre-tax earnings, enacted U.S. statutory tax rates, non-deductible expenses, and certain tax rate differences between U.S. and foreign jurisdictions. The foreign subsidiaries file income tax returns in the United Kingdom, France, Australia, and Singapore as necessary. For tax reporting purposes, the taxable income or loss with respect to the 45% ownership in the joint venture operating in Mexico will be reflected in the income tax returns filed under that country’s jurisdiction. The Group’s provision for income taxes consists of provisions for federal, state, and foreign income taxes. Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset.
The provision for income taxes for the three and nine months ended October 1, 2022 and September 25, 2021 includes amounts related to entities within the group taxed as corporations in the United States, United Kingdom, France, Australia, and Singapore. The Company determines its provision for income taxes for interim periods using an estimate of its annual effective tax rate on year to date ordinary income and records any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs. Additionally, the income tax effects of significant unusual or infrequently occurring items are recognized entirely within the interim period in which the event occurs.
During the three months ended October 1, 2022 and September 25, 2021, the Company recorded a total income tax provision of approximately $10,575 and $3,382 on pre-tax income of approximately $42,974 and $18,924 resulting in an effective tax rate of 24.6% and 17.9%, respectively. During the nine months ended October 1, 2022 and September 25, 2021, the Company recorded a total income tax provision of approximately $24,984 and $5,787 on pre-tax income of approximately $99,924 and $34,353 resulting in an effective tax rate of 25.0% and 16.8%, respectively. The three and nine months ended October 1, 2022 effective tax rates were primarily impacted by the change in statutory rate differentials, changes in estimated tax rates, and permanent differences. The three and nine months ended September 25, 2021 effective rates were primarily impacted by the change in tax status of the Group, statutory rate differentials, changes in estimated tax rates, and permanent differences.

16. Net Income Per Share
Prior to the Business Combination, and prior to effecting the reverse recapitalization, the Company’s pre-merger LLC membership structure included two classes of units: Class A preferred units and Class B common units. The Class A preferred units were entitled to receive distributions prior and in preference on Class A preferred unit unpaid cumulative dividends (“Unpaid Preferred Yield”) followed by Class A preferred unit capital contributions that have not been paid back to the holders (the “Unreturned Capital”). Vested Class B common units participate in the remaining distribution on a pro-rata basis with Class A preferred units if they have met the respective Participation Threshold and, if applicable, the Target Value defined in the respective Unit Grant Agreement. The Class A preferred and Class B common units fully vested at the Business Combination date.
Pursuant to the Restated and Amended Certificate of Incorporation and as a result of the reverse recapitalization, the Company has retrospectively adjusted the weighted average shares outstanding prior to June 7, 2021 to give effect to the exchange ratio used to determine the number of shares of common stock into which they were converted. Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed based on the weighted average number of common shares outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method.
The following table sets forth the computation of basic and diluted EPS attributable to common stockholders for the three and nine months ended October 1, 2022 and September 25, 2021 (in thousands, except share and per share data):

	Three Months Ended		Nine Months Ended
	October 1, 2022	September 25, 2021	October 1, 2022	September 25, 2021

Numerator:
Net income attributable to common stockholders	$32,399	$15,542	$74,940	$28,566
Adjustment for (gain) loss on value of private warrants	$—	$(1,271)	$—	$658
Net income as adjusted	$32,399	$14,271	$74,940	$29,224
Denominator:
Weighted average number of shares:
Basic	146,639,452	138,384,284	146,592,296	95,179,726
Adjustment for dilutive securities	78,465	4,456,508	79,213	2,648,654
Diluted	146,717,917	142,840,792	146,671,509	97,828,380
Basic net income per share attributable to common stockholders	$0.22	$0.11	$0.51	$0.30
Diluted net income per share attributable to common stockholders	$0.22	$0.10	$0.51	$0.30
17. Segments Information
The Company operates its business and reports its results through two reportable segments: Janus North America and Janus International, in accordance with ASC Topic 280, Segment Reporting. The Janus International segment is comprised of JIE with its production and sales located largely in Europe. The Janus North America segment is comprised of all the other entities including Janus Core, BETCO, NOKE, ASTA, DBCI, ACT, Janus Door, U.S. Door, and Steel Door Depot.

Summarized financial information for the Company’s segments is shown in the following tables:

	Three Months Ended		Nine Months Ended
	October 1,	September 25,	October 1,	September 25,
	2022	2021	2022	2021

Revenue
Janus North America	$256,736	$179,119	$723,454	$489,899
Janus International	16,959	17,825	55,197	48,729
Intersegment	(11,148)	(9,154)	(38,870)	(23,832)
Consolidated Revenue	$262,547	$187,790	$739,781	$514,796
Income From Operations
Janus North America	$53,060	$24,382	$126,088	$64,878
Janus International	790	821	2,740	(4,263)
Eliminations	47	23	31	49
Total Segment Operating Income	$53,897	$25,226	$128,859	$60,664
Depreciation Expense
Janus North America	$1,796	$1,590	$5,261	$4,357
Janus International	186	109	556	321
Consolidated Depreciation Expense	$1,982	$1,699	$5,817	$4,678
Amortization of Intangible Assets
Janus North America	$7,105	$7,877	$21,315	$20,693
Janus International	303	352	963	1,159
Consolidated Amortization Expense	$7,408	$8,229	$22,278	$21,852
Capital Expenditures
Janus North America	$2,140	$9,995	$6,813	$12,648
Janus International	448	1,943	1,043	3,282
Consolidated Capital Expenditures	$2,588	$11,938	$7,856	$15,930

	October 1,	January 1
	2022	2022
Identifiable Assets
Janus North America	$1,194,034	$1,063,563
Janus International	55,368	58,439
Consolidated Assets	$1,249,402	$1,122,002
18. Commitments and Contingencies
Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:
General Litigation
The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

As described in the Business Combination footnote, the Company has yet to resolve the outstanding Closing Statement dispute with Cornerstone regarding the DBCI acquisition. As a result, the Company is unable to reasonably estimate the contingency loss or gain as of the Form 10-Q filing date. The Company will continue to monitor the progress of the dispute and recognize the related gain or loss through earnings in the appropriate period.

Self-Insurance
Under the Company’s workers’ compensation insurance program, coverage is obtained for catastrophic exposures under which the Company retains a portion of certain expected losses. The Company has stop loss workers’ compensation insurance for claims in excess of $200 as of October 1, 2022 and January 1, 2022, respectively. Provision for losses expected under this program is recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled approximately $452 and $383 as of October 1, 2022, and January 1, 2022, respectively. The amount of actual losses incurred could differ materially from the estimates reflected in these Unaudited Condensed Consolidated Financial Statements.
Under the Company’s health insurance program, coverage is obtained for catastrophic exposures under which the Company retains a portion of certain expected losses. The Company has stop loss insurance for claims in excess of $275 and $275 as of October 1, 2022 and January 1, 2022, respectively. Provision for losses expected under this program is recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled approximately $1,731 and $1,539 as of October 1, 2022 and January 1, 2022, respectively. The amount of actual losses incurred could differ materially from the estimates reflected in these Unaudited Condensed Consolidated Financial Statements.
19. Subsequent Events
For the interim Unaudited Condensed Consolidated Financial Statements as of October 1, 2022, the Company has evaluated subsequent events through the financial statements issuance date, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

JANUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information which Janus’ management believes is relevant to an assessment and understanding of consolidated results of operations and financial condition. You should read the following discussion and analysis of Janus’ financial condition and results of operations in conjunction with the Unaudited Condensed Consolidated financial statements and notes thereto contained in this Form 10-Q (the “Form 10-Q”).
Certain information contained in this discussion and analysis or set forth elsewhere in this Form 10-Q, including information with respect to plans and strategy for Janus’ business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Janus’ actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Factors that could cause or contribute to such differences include, but are not limited to, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this Form 10-Q. We assume no obligation to update any of these forward- looking statements.
Unless otherwise indicated or the context otherwise requires, references in this Janus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Midco,” “Janus,” “we,” “us,” “our,” and other similar terms refer to Midco and its subsidiaries prior to the Business Combination and to Janus International Group Inc. (Parent) and its consolidated subsidiaries after giving effect to the Business Combination.
Percentage amounts included in this Form 10-Q have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Form 10-Q may vary from those obtained by performing the same calculations using the figures in our Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 10-Q. Certain other amounts that appear in this Form 10-Q may not sum due to rounding.
Introduction
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is a supplement to the accompanying Unaudited Condensed Consolidated Financial Statements, and provides additional information on our business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. MD&A is organized as follows:
•Business Overview: This section provides a general description of our business, and a discussion of management’s general outlook regarding market demand, our competitive position and product innovation, as well as recent developments we believe are important to understanding our results of operations and financial condition or in understanding anticipated future trends.
•Basis of Presentation: This section provides a discussion of the basis on which our unaudited condensed consolidated financial statements were prepared.
•Results of Operations: This section provides an analysis of our unaudited results of operations for the three and nine months periods ended October 1, 2022 and September 25, 2021.
•Liquidity and Capital Resources: This section provides a discussion of our financial condition and an analysis of our unaudited cash flows for the three and nine months periods ended October 1, 2022 and September 25, 2021. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at October 1, 2022, as well as a discussion of our ability to fund our future commitments and ongoing operating activities through internal and external sources of capital.
•Critical Accounting Policies and Estimates: This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.
Business Overview
Janus is a leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions including: roll up and swing doors, hallway systems, relocatable storage units, and facility and door automation technologies with manufacturing operations in Georgia, Texas, Arizona, Indiana, North Carolina, United Kingdom, Australia, and Singapore. The self-storage industry is comprised of institutional and non-institutional facilities. Institutional facilities typically include multi-story, climate controlled facilities located in prime locations owned and/or managed by large Real Estate Investment Trusts (“REITs”) or returns-driven operators of scale and are primarily located in the top 50 U.S. metropolitan statistical areas (“MSAs”), whereas the vast majority of non-institutional facilities are single-story, non-climate controlled facilities located outside of city centers owned and/or managed by smaller private operators that are mostly located outside of the top 50 U.S. MSAs. Janus is highly integrated with customers at every phase of a project, including facility planning/design, construction, access control and restore, rebuild, replace (R3) of damaged or end-of-life products.
Our business is operated through two geographic regions that comprise our two reportable segments: Janus North America and Janus International. The Janus International segment is comprised of JIEH, whose production and sales are largely in Europe and Australia. The Janus North America segment is comprised of all the other entities including Janus International Group, LLC (together with each of its operating subsidiaries, “Janus Core”), Betco, Inc. (“BETCO”), Noke, Inc. (“NOKE”), Asta Industries, Inc. (“ASTA”), Access Control Technologies, LLC (“ACT”), U.S. Door & Building Components, LLC (“U.S. Door”), Janus Door, LLC (“Janus Door”), and Steel Door Depot.com, LLC (“Steel Door Depot”).
Furthermore, our business is comprised of three primary sales channels: New Construction-Self-storage, R3-Self-storage (R3), and Commercial and Other. The Commercial and Other category is primarily comprised of roll-up sheet and rolling steel door sales into the commercial marketplace.
New construction consists of engineering and project management work pertaining to the design, building, and logistics of a greenfield new self- storage facility tailored to customer specifications while being compliant with ADA regulations. Any Nokē Smart Entry System revenue associated with a new construction project also rolls up into this sales channel.
The concept of Janus R3 is to replace storage unit doors, optimizing unit mix and idle land, and adding a more robust security solution to enable customers to (1) charge higher rental rates and (2) compete with modern self-storage facilities and large operators. In addition, the R3 sales channel includes new self-storage capacity being brought online through conversions and expansions. R3 transforms facilities through door replacement, facility upgrades, Nokē Smart Entry Systems, and relocatable storage MASS (Moveable Additional Storage Structure).

Commercial light duty steel roll-up doors are designed for applications that require less frequent and less demanding operations. Janus offers heavy duty commercial grade steel doors (minimized dead-load, or constant weight of the curtain itself) perfect for warehouses, commercial buildings, and terminals, designed with a higher gauge and deeper guides, which combats the heavy scale of use with superior strength and durability. Janus also offers rolling steel doors known for minimal maintenance and easy installation with, but not limited to, the following options, commercial slat doors, heavy duty service doors, fire doors, fire rated counter shutters, insulated service doors, counter shutters and grilles.
Executive Overview
Janus’ financials reflect the result of the execution of our operational and corporate strategy to penetrate the fast-growing self-storage, commercial and industrial storage markets, as well as capitalizing on the aging self-storage facilities, while continuing to diversify our products and solutions. We believe Janus is a bespoke provider of not only products, but solutions that generate a favorable financial outcome for our clients.

During 2021, we acquired G&M, DBCI, and ACT to expand market share. Our M&A activity has collectively enhanced our growth trajectory, technology and global footprint, while providing us access to highly attractive adjacent categories.
Total revenue was $262.5 million and $739.8 million for the three and nine months periods ended October 1, 2022, respectively, representing an increase of 39.8% and 43.7% from $187.8 million and $514.8 million for the three and nine months periods ended September 25, 2021, respectively.
Revenues increased in the three and nine months periods ended October 1, 2022 as compared to the three and nine months periods ended September 25, 2021, largely due to continued strong performance within all three sales channels and $8.7 million and $56.6 million of inorganic growth as a result of the DBCI and ACT acquisitions, respectively, coupled with the impact from the commercial actions taken in 2021. The same trends were generally present in both the Janus North America segment as well as the Janus International segment, with the exception of the fact that the international segment does not sell into the Commercial sales channel.
Adjusted EBITDA was $63.3 million and $158.7 million for the three and nine months periods ended October 1, 2022, respectively, representing a 74.3% and 51.3% increase from $36.3 million and $104.9 million for the three and nine months periods ended September 25, 2021, respectively.

Adjusted EBITDA as a percentage of revenue was 24.1% and 21.4% for the three and nine months periods ended October 1, 2022, respectively, representing an increase of 4.8% and 1.0% from 19.3% and 20.4% for the three and nine months periods ended September 25, 2021 respectively. The increase in Adjusted EBITDA margins is a direct result of increased revenue primarily due to commercial actions taking full effect in third quarter of 2022 which was partially offset by the inflationary increases in raw material, labor and logistics costs impacting the business in advance of commercial actions taking full effect. In addition to the inflationary cost pressures, Janus also experienced incremental costs as a public company and costs associated with the robust pace of activity for the balance of the year and investing in customer service.
Information regarding use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, is included in “Non-GAAP Financial Measures.”

The Business Combination
On June 7, 2021, Juniper Industrial Holdings, Inc. (“Juniper” or “JIH”) consummated a business combination with Midco pursuant to the Business Combination Agreement. Pursuant to ASC 805, for financial accounting and reporting purposes, Midco was deemed the accounting acquirer and Juniper was treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization. At the closing date of the Business Combination, each outstanding unit of Midco’s Class A Preferred and Class B Common converted into our common stock at the then-effective conversion rate. Immediately upon the completion of the Business Combination, Juniper and Midco became wholly-owned subsidiaries of Janus International Group, Inc. The Company is currently traded on the NYSE under the symbols “JBI” and “JBI WS”, respectively.
As a result of the Business Combination, equity holders of Midco received aggregate consideration with a value equal to $1.2 billion which consisted of (i) $541.7 million in cash and (ii) $702.7 million in shares of our common stock, or 70,270,400 shares based on an assumed stock price of $10.00 per share. In connection with the closing of the Business Combination, the Sponsor received 2,000,000 shares of our common stock (pro rata among the Sponsor shares and shares held by certain affiliates) (the

“Earnout Shares”) contingent upon achieving certain market share price milestone as outlined in the Business Combination Agreement. The vesting of the Earnout Shares occurred as of the close of the trading on June 21, 2021.
Part of the proceeds from the merger were used to pay a non-liquidating cash distribution to Janus Midco unitholders’ in the amount of $541.7 million and partial payment on the note payable in the amount of $61.6 million. (See “Liquidity and Capital Resources” section).
Business Segment Information
Our business is operated through two geographic regions that comprise our two reportable segments: Janus North America and Janus International.
Janus North America is comprised of eight operating segments including Janus Core, Janus Door, Steel Door Depot, ASTA, NOKE, BETCO, DBCI, and ACT. Janus North America produces and provides various fabricated components such as commercial and self-storage doors, walls, hallway systems and building components used primarily by owners or builders of self-storage facilities and also offers installation services along with the products. Janus North America represented 93.5% and 92.5% for the three months and nine months period ended October 1, 2022 respectively, and 90.5% and 90.5% for the three months and nine months period ended September 25, 2021, respectively.
Janus International is comprised solely of one operating segment, Janus International Europe Holdings Ltd (UK). The Janus International segment produces and provides similar products and services as Janus North America but largely in Europe as well as Australia. Janus International represented 6.5% and 7.5% of Janus’ revenue for the three and nine months period ended October 1, 2022, respectively, and 9.5% and 9.5% for the three and nine months period ended September 25, 2021, respectively.
Acquisitions
Our highly accretive M&A strategy focuses on (i) portfolio diversification into attractive and logical adjacencies, (ii) geographic expansion, and (iii) technological innovation.
Inorganic growth, through acquisitions, serves to increase Janus’ strategic growth. Since 2021, Janus has completed three acquisitions which attributed a combined $93.2 million inorganic revenue increase from December 26, 2020 through October 1, 2022. Refer to the “Risk Factors” section for further information on the risks associated with integration of these acquisitions. Janus acquired the following three companies to fuel the inorganic growth of its manufacturing capabilities, product offerings, and technology solutions provided to customers.
On January 18, 2021, the Company, through its wholly owned subsidiary Steel Storage Australia Pty Ltd. acquired 100% of the net assets of G&M Stor-More Pty Ltd. for approximately $1.74 million. G&M Stor-More Pty Ltd. has over 23 years’ experience in self-storage building, design, construction and consultation. As a result of the acquisition, the Company will have an opportunity to increase its customer base of the self-storage industry and expand its product offerings in the Australian market.
On August 18, 2021, the Group, through its wholly owned subsidiary Janus Core acquired 100% of the equity interests of DBCI, a company incorporated in Delaware, for approximately $169.2 million. DBCI is a manufacturer of exterior building products in North America, with over 25 years’ servicing commercial, residential and repair markets. As a result of the acquisition, the Company will have an opportunity to increase its customer base of both the commercial and self-storage industries and expand its product offerings in the North American market.
On August 31, 2021, the Group, through its wholly owned subsidiary Janus Core acquired 100% of the equity of ACT, a company incorporated in North Carolina, for $10.3 million. Through this acquisition, the Group also acquired all assets and certain liabilities of Phoenix Iron Worx, LLC, a company incorporated in North Carolina. ACT has specialized in protecting critical assets in the self-storage and industrial building industries for over seven years. The ACT team is comprised of security industry experts who continually train to be at the forefront of emerging industry trends, technological advancements, and new security vulnerabilities or hazards that threaten their clients. As a result of the acquisition, the Company will have an opportunity to expand its Nokē Smart Entry ground game.
Impact of COVID-19
The COVID-19 pandemic may continue to have negative impacts on our operations, supply chain, transportation networks, and customers, which may compress our margins as a result of preventative and precautionary measures that Janus, other businesses, and governments are taking. The extent to which the COVID-19 pandemic may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, including new information concerning the severity of the pandemic and the effectiveness of actions globally to contain or mitigate its effects.
Our unaudited condensed consolidated financial statements and discussion and analysis of financial condition and results of operations reflect estimates and assumptions made by management for the three and nine months ended October 1, 2022. Events and changes in circumstances arising after October 1, 2022, including those resulting from the impacts of the COVID-19 pandemic, will be reflected in management’s estimates for future periods.
Management continues to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.
Key Performance Measures
Management evaluates the performance of its reportable segments based on the revenue of services and products, gross profit, operating margins, and cash from business operations. We use Adjusted EBITDA, which is a non-GAAP financial metric, as a supplemental measure of our performance in order to provide investors with an improved understanding of underlying performance trends. Please see the section “Non-GAAP Financial Measure” below for further discussion of this financial measure, including the reasons why we use such financial measures and reconciliations of such financial measures to the nearest GAAP financial measures.
Human capital is also one of the main cost drivers of the manufacturing, selling, and administrative processes of Janus. As a result, headcount is reflective of the health of Janus indicative of an expansion or contraction of the overall business. We expect to continue to increase headcount in the future as we grow our business. Moreover, we expect that we will need to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirement of being a public company.
The following table sets forth key performance measures for the periods ended October 1, 2022 and September 25, 2021 (dollar amounts in thousands):

	Three Months Ended		Variance
	October 1, 2022	September 25, 2021	$	%
Total Revenue	$262,547	$187,790	$74,757	39.8%
Adjusted EBITDA	$63,303	$36,310	$26,993	74.3%
Adjusted EBITDA (% of revenue)	24.1%	19.3%		4.8%

	Nine Months Ended		Variance
	October 1, 2022	September 25, 2021	$	%
Total Revenue	$739,781	$514,796	$224,985	43.7%
Adjusted EBITDA	$158,652	$104,858	$53,794	51.3%
Adjusted EBITDA (% of revenue)	21.4%	20.4%		1.0%

As of October 1, 2022, and September 25, 2021, the headcount was 2,321 (including 695 temporary employees) and 2,087 (including 486 temporary employees), respectively.

Total revenue increased by $74.8 million and $225.0 million or 39.8% and 43.7% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, primarily due to improved market conditions, commercial actions instituted in 2021 and increased volumes partially related to pull through of the 2021 new construction pent up demand coupled with a $8.7 million and $56.6 million increase in inorganic revenue growth, for the three and nine month periods ended October 1, 2022, respectively, as a result of the DBCI and ACT acquisitions. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.
Adjusted EBITDA increased by $27.0 million and $53.8 million or 74.3% and 51.3% from the three and nine months period ended October 1, 2022 compared to the three and nine months periods ended September 25, 2021 primarily due to increased revenue which was partially offset by increased cost of sales and general and administrative expenses.

Adjusted EBITDA as a percentage of revenue increased 4.8% and 1.0%, respectively, for the three and nine months period ended October 1, 2022 primarily due to increased revenue due to commercial actions taking full effect in third quarter 2022 which was partially offset by inflationary increases in raw material, labor and logistics costs in advance of commercial and cost containment actions taking full effect. In addition to the inflationary cost pressures, Janus also experienced incremental costs as a public company and incremental costs associated with the robust pace of activity for the balance of the year and investing in customer service. (See “Non-GAAP Financial Measures” section).
Basis of Presentation
The Unaudited Condensed Consolidated Financial Statements have been derived from the accounts of Janus and its wholly owned subsidiaries. Janus’ fiscal year follows a 4-4-5 calendar which divides a year into four quarters of 13 weeks, grouped into two 4-week “months” and one 5-week “month.” As a result, some monthly comparisons are not comparable as one month is longer than the other two. The major advantage of a 4-4-5 calendar is that the end date of the period is always the same day of the week, making manufacturing planning easier as every period is the same length. Every fifth or sixth year will require a 53rd week.
We have presented results of operations, including the related discussion and analysis for:
•the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021.
Components of Results of Operations
Sales of products. Sale of products represents the revenue from the sale of products, including steel roll-up and swing doors, rolling steel doors, steel structures, as well as hallway systems and facility and door automation technologies for commercial and self-storage customers. Product revenue is recognized upon transfer of control to the customer, which generally takes place at the point of destination (Janus Core) and at the point of shipping (all other operating segments). We expect our product revenue may vary from period to period on, among other things, the timing and size of orders and delivery of products and the impact of significant transactions. Revenues are monitored and analyzed as a function of sales reporting within the following sales channels, Self-Storage New Construction, Self-Storage R3, and Commercial and Other.
Sales of services. Service revenue reflects installation services to customers for steel facilities, steel roll-up and swing doors, hallway systems, and relocatable storage units which is recognized over time based on the satisfaction of our performance obligation. Janus is highly integrated with customers at every phase of a project, including facility planning/design, construction, access control and R3 of damaged, or end-of-life products or rebranding of facilities due to market consolidation. Service obligations are primarily short term and completed within a one-year time period. We expect our service revenue to increase as we add new customers and our existing customers continue to add more and more content per square foot.
Cost of sales. Our cost of sales consists of the cost of products and cost of services. Cost of products includes the manufacturing cost of our steel roll-up and swing doors, rolling steel doors, steel structures, and hallway systems which primarily consists of amounts paid to our third-party contract suppliers and personnel-related costs directly associated with manufacturing operations as well as overhead and indirect costs. Cost of services includes third-party installation subcontractor costs directly associated with the installation of our products. Our cost of sales include purchase price variance, cost of spare or replacement parts, warranty costs, excess and obsolete inventory charges, shipping costs, and an allocated portion of overhead costs, including depreciation. We expect cost of sales to increase in absolute dollars in future periods as we expect our revenues to continue to grow.
Selling and marketing expense. Selling expenses consist primarily of compensation and benefits of employees engaged in selling activities as well as related travel, advertising, trade shows/conventions, meals and entertainment expenses. We expect selling expenses to increase in absolute dollars in future periods as we expect our revenues to continue to grow.
General and administrative expense. General and administrative (“G&A”) expenses are comprised primarily of expenses relating to employee compensation and benefits, travel, meals and entertainment expenses as well as depreciation, amortization, and non-recurring costs. We expect general and administrative expenses to increase in absolute dollars in future periods as we expect our revenues to continue to grow.
Interest expense. Consists of interest expense on short-term and long-term debt and amortization on deferred financing fees (see “Long-Term Debt” section).

Factors Affecting the Results of Operations
Key Factors Affecting the Business and Financial Statements
Janus’ management believes our performance and future growth depends on a number of factors that present significant opportunities but also pose risks and challenges.
Factors Affecting Revenues
Janus’ revenues from products sold are driven by economic conditions, which impacts new construction of self-storage facilities, R3 of self-storage facilities, and commercial revenue.
Janus periodically modifies sales prices of their products due to changes in costs for raw materials and energy, market conditions, labor and logistics costs and the competitive environment. In certain cases, realized price increases are less than the announced price increases due to project pricing, competitive reactions and changing market conditions. Janus also offers a wide assortment of products that are differentiated by style, design and performance attributes. Pricing and margins for products within the assortment vary. In addition, changes in the relative quantity of products purchased at different price points can impact year-to-year comparisons of net sales and operating income.
Service revenue is driven by the product revenue and the increase in value-added services, such as pre-work planning, site drawings, installation and general contracting, project management, and third-party security. Janus differentiates itself through on-time delivery, efficient installation, best in-class service, and a reputation for high quality products.
Factors Affecting Growth Through Acquisitions
Janus’ business strategy involves growth through, among other things, the acquisition of other companies. Janus tries to evaluate companies that it believes will strategically fit into its business and growth objectives. If Janus is unable to successfully integrate and develop acquired businesses, it could fail to achieve anticipated synergies and cost savings, including any expected increases in revenues and operating results, which could have a material adverse effect on its financial results.
Janus may not be able to identify suitable acquisition or strategic investment opportunities or may be unable to obtain the required consent of its lenders and, therefore, may not be able to complete such acquisitions or strategic investments. Janus may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that do not get completed), and it may also pay fees and expenses associated with financing acquisitions to investment banks and other advisors. Any of these amounts may be substantial, and together with the size, timing and number of acquisitions Janus pursues, may negatively affect and cause significant volatility in its financial results.
In addition, Janus has assumed, and may in the future assume, liabilities of the company it is acquiring. While Janus retains third-party advisors to consult on potential liabilities related to these acquisitions, there can be no assurances that all potential liabilities will be identified or known to it. If there are unknown liabilities or other obligations, Janus’ business could be materially affected.
Seasonality
Generally, Janus’ sales tend to be the slowest in January due to more unfavorable weather conditions, customer business cycles and the timing of renovation and new construction project launches.
Factors Affecting Operating Costs
Janus’ operating expenses are comprised of direct production costs (principally raw materials, labor and energy), manufacturing overhead costs, freight, costs to purchase sourced products and selling, general, and administrative (“SG&A”) expenses.
Janus’ largest individual raw material expenditure is steel coils. Fluctuations in the prices of steel coil are generally beyond Janus’ control and have a direct impact on the financial results. In 2021 and 2022, Janus entered into agreements with two of its largest suppliers in order to lock in steel coil prices for part of Janus’ production needs and partially mitigate the potential impacts of short-term steel coil price fluctuations. These arrangements allow Janus to purchase quantities of product within specified ranges as outlined in the contracts.
Freight costs are driven by Janus’ volume of sales of products and are subject to the freight market pricing environment.

Results of Operations - Consolidated
The period to period comparisons of our results of operations have been prepared using the historical periods included in our unaudited condensed consolidated financial statements. The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and related notes included elsewhere in this document.
The following tables set forth our results of operations for the periods presented in dollars and as a percentage of total revenue.

Results of Operations

For the three and nine months period ended October 1, 2022 compared to the period ended September 25, 2021 (dollar amounts in thousands):

	Three Months Ended		Variance
	October 1, 2022	September 25, 2021	$	%

REVENUE
Sales of products	$230,847	$155,670	$75,177	48.3%
Sales of services	31,700	32,120	(420)	(1.3)%
Total revenue	$262,547	$187,790	$74,757	39.8%
Cost of Sales	165,755	125,551	40,204	32.0%
GROSS PROFIT	$96,792	$62,239	$34,553	55.5%
OPERATING EXPENSE
Selling and marketing	14,477	12,066	2,411	20.0%
General and administrative	28,418	24,947	3,471	13.9%
Operating Expenses	$42,895	$37,013	$5,882	15.9%
INCOME FROM OPERATIONS	$53,897	25,226	$28,671	113.7%
Interest expense	(10,979)	(7,664)	(3,315)	43.3%
Other income (expense)	56	91	(35)	(38.5)%
Change in fair value of derivative warrant liabilities	—	1,271	(1,271)	(100.0)%
INCOME BEFORE TAXES	$42,974	$18,924	$24,050	127.1%
Provision for Income Taxes	10,575	3,382	7,193	212.7%
NET INCOME	$32,399	$15,542	$16,857	108.5%

	Nine Months Ended		Variance
	October 1, 2022	September 25, 2021	$	%

REVENUE
Sales of products	$642,122	$417,922	$224,200	53.6%
Sales of services	97,659	96,874	785	0.8%
Total revenue	739,781	514,796	$224,985	43.7%
Cost of Sales	482,439	340,070	142,369	41.9%
GROSS PROFIT	$257,342	$174,726	$82,616	47.3%
OPERATING EXPENSE
Selling and marketing	42,216	31,906	10,310	32.3%
General and administrative	86,267	81,469	4,798	5.9%
Contingent consideration and earnout fair value adjustments	—	687	(687)	(100.0)%
Operating Expenses	$128,483	$114,062	$14,421	12.6%
INCOME FROM OPERATIONS	$128,859	$60,664	$68,195	112.4%
Interest expense	(28,622)	(23,265)	(5,357)	23.0%
Other income (expense)	(313)	(2,388)	2,075	(86.9)%
Change in fair value of derivative warrant liabilities	—	(658)	658	(100.0)%
INCOME BEFORE TAXES	$99,924	$34,353	$65,571	190.9%
Provision for Income Taxes	24,984	5,787	19,197	331.7%
NET INCOME	$74,940	$28,566	$46,374	162.3%

Revenue (dollar amounts in tables in thousands)

	Three Months Ended					Revenue Variance Breakdown
				Variance %	Domestic Acquisitions	Organic Growth	Organic Growth %
	October 1, 2022	September 25, 2021	Variances
Sales of products	$230,847	$155,670	$75,177	48.3%	$7,791	$67,386	43.3%
Sales of services	31,700	32,120	(420)	(1.3)%	955	(1,375)	(4.3)%
Total	$262,547	$187,790	$74,757	39.8%	$8,746	$66,011	35.2%

	Nine Months Ended					Revenue Variance Breakdown
				Variance %	Domestic Acquisitions	Organic Growth	Organic Growth %
	October 1, 2022	September 25, 2021	Variances
Sales of products	$642,122	$417,922	$224,200	53.6%	$51,665	$172,535	41.3%
Sales of services	97,659	96,874	$785	0.8%	4,923	(4,138)	(4.3)%
Total	$739,781	$514,796	$224,985	43.7%	$56,588	$168,397	32.7%
The $74.8 million and $225.0 million revenue increase for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021 is primarily attributable to increased volumes as a result of favorable industry dynamics in all three sales channels, positive impact from commercial actions taken in 2022, coupled with inorganic growth of $8.7 million and $56.6 million as a result of the DBCI and ACT acquisitions for the three and nine months ended October 1, 2022, respectively. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.

The following table and discussion compares Janus’ sales by sales channel (dollar amounts in tables in thousands).

	Three Months Ended				Variance
Consolidated	October 1, 2022	% of sales	September 25, 2021	% of sales	$	%
New Construction - Self Storage	$75,056	28.6%	$65,934	35.1%	$9,121	13.8%
R3 - Self Storage	88,368	33.6%	59,248	31.6%	29,120	49.1%
Commercial and Other	99,123	37.8%	62,608	33.3%	36,515	58.3%
Total	$262,547	100.0%	$187,790	100.0%	$74,757	39.8%

	Nine Months Ended				Variance
Consolidated	October 1, 2022	% of sales	September 25, 2021	% of sales	$	%
New Construction - Self Storage	$233,150	31.5%	$187,875	36.5%	$45,275	24.1%
R3 - Self Storage	230,343	31.2%	157,766	30.6%	72,577	46.0%
Commercial and Other	276,288	37.3%	169,155	32.9%	107,133	63.3%
Total	$739,781	100.0%	$514,796	100.0%	$224,985	43.7%
New construction sales increased by $9.1 million or 13.8% and by $45.3 million or 24.1% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively. The increase in the three and nine months period ended October 1, 2022 is primarily due to commercial initiatives and strong growth related to the 2021 pent up demand in greenfield projects caused by permitting delays associated with the COVID-19 global pandemic continuing to ship in 2022. The Company expects that these trends will continue to impact the Company’s results for the remainder of fiscal 2022.
R3 sales increased by $29.1 million and $72.6 million or 49.1% and 46.0% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, due to the increase of conversions and expansions as self-storage capacity continues to be brought online through R3 as opposed to greenfield sites coupled with the positive impacts from commercial actions. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.
Commercial and other sales increased by $36.5 million and $107.1 million or 58.3% and 63.3% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, due to Janus Core and ASTA experiencing favorable market gains due to the continued e-commerce movement coupled with share gains in both the commercial steel roll up door market and ASTA’s rolling steel product line. In addition, the commercial and other sales channel continued to benefit from the commercial actions instituted in 2021. The Company expects that these trends will continue to impact the Company’s results for the remainder of fiscal 2022.
Cost of Sales and Gross Margin
Gross margin increased by 3.8% and 0.9% to 36.9% and 34.8% for the three and nine months period ended October 1, 2022, respectively, from 33.1% and 33.9% for the three and nine months period ended September 25, 2021, respectively. This increase is primarily due to continued increased raw material, labor and logistics costs which was offset by the commercial and cost containment initiatives taking effect in third quarter 2022.

(Dollar amounts in tables in thousands)

	Three Months Ended					Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021	Variance	Variance %	Domestic Acquisitions	Organic Growth	Organic Growth %
Cost of Sales	$165,755	$125,551	$40,204	32.0%	$7,405	$32,799	26.1%

	Nine Months Ended					Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021	Variance	Variance %	Domestic Acquisitions	Organic Growth	Organic Growth %
Cost of Sales	$482,439	$340,070	$142,369	41.9%	$43,682	$98,687	29.0%
The cost of sales increase of $40.2 million and $142.4 million or 32.0% and 41.9% for the three and nine months period ended October 1, 2022 compared to the three and nine months periods ended September 25, 2021, respectively, is primarily attributable to an increase in material and direct labor costs of $34.8 million and $96.7 million for the three and nine month periods ended October 1, 2022, respectively, coupled with the inorganic growth of $7.4 million and $43.7 million as a result of the DBCI and ACT acquisitions for the three and nine months ended October 1, 2022, respectively. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.
Operating Expenses - Selling and marketing
Selling and marketing expense increased $2.4 million and $10.3 million or 20.0% and 32.3% from the three and nine months period ended September 25, 2021 compared to the three and nine months period ended October 1, 2022, respectively. This is primarily due to increased travel and payroll related costs for additional headcount to support revenue growth coupled with limited travel costs in the prior year due to the pandemic. In addition, there was an increase in selling and marketing expenses of $0.2 million and $2.3 million as a result of the DBCI and ACT acquisitions for the three and nine months ended October 1, 2022, respectively.
Operating Expenses - General and administrative
General and administrative expenses increased $3.5 million or 13.9% and $4.8 million or 5.9% from the three and nine months period ended September 25, 2021 compared to the three and nine months period ended October 1, 2022, respectively. The increase for the three and nine months period is primarily due to an increase in health insurance costs, professional fees and payroll related costs for additional headcount to support the continued top line revenue growth coupled with the transition to a public company which was partially offset by transaction related costs incurred in conjunction with the June 2021 Business Combination of approximately $10.4 million which is not present in 2022. In addition, there was an increase in general and administrative expenses of $0.4 million and $6.2 million as a result of the DBCI and ACT acquisitions for the three and nine months ended October 1, 2022, respectively.

Operating Expenses - Contingent Consideration and Earnout Fair Value Adjustments

Contingent consideration and earnout fair value adjustments decreased $0.7 million or 100.0% from the nine months period ended September 25, 2021 compared to the nine months period ended October 1, 2022, respectively, and were related to the change in fair value of the earnout of the 2,000,000 common stock shares that were issued and released on June 21, 2021.
Interest Expense
Interest expense increased $3.3 million and $5.4 million or 43.3% and 23.0% from the three and nine months period ended September 25, 2021 compared to the three and nine months period ended October 1, 2022, respectively, primarily due to the new borrowings of $155.0 million in August 2021 and an increase in interest rates in 2022. (See “Liquidity and Capital Resources” section).
Other Income (Expense)
Other income (expense) decreased by $— million and $2.1 million or 38.5% and 86.9% from $0.1 million of other income and $2.4 million of other expense for the three and nine months period ended September 25, 2021, respectively, to $0.1 million of other income and $0.3 million of other (expense) for the three and nine months periods ended October 1, 2022, respectively, primarily due to a $2.4 million loss on extinguishment of debt included in the nine months period ended September 25, 2021 but not present in the three and nine months period ended October 1, 2022.
Income Taxes
Income tax expense increased by $7.2 million and $19.2 million or 212.7% and 331.7% from $3.4 million and $5.8 million for the three and nine months period ended September 25, 2021, respectively, to $10.6 million and $25.0 million expense for the three and nine months period ended October 1, 2022, respectively, due to a tax structure change from a limited liability company to a Corporation as a result of the Business Combination that occurred on June 7, 2021.
Net Income

The $16.9 million and $46.4 million or 108.5% and 162.3% increase for the three and nine months period ended October 1, 2022 as compared to the three and nine months period ended September 25, 2021, respectively, is largely due to an increase in revenue offset by an increase in general and administrative expenses for the three and nine months period ended October 1, 2022.
Segment Results of Operations
We operate in and report financial results for two segments: Janus North America and Janus International with the following sales channels, New Construction, Self-Storage R3, and Commercial and Other.

Segment operating income is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews and compensation. For these reasons, we believe that segment operating income represents the most relevant measure of Segment profit and loss. Our chief operating decision maker may exclude certain charges or gains, such as corporate charges and other special charges, to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base our operating decisions. We define Segment operating margin as Segment operating income as a percentage of the segment’s Net revenues.
The segment discussion that follows describes the significant factors contributing to the changes in results for each segment included in Results of Operations.

Results of Operations - Janus North America
For the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021 (dollar amounts in thousands):

	Three Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

REVENUE
Sales of products	$232,207	$154,632	$77,575	50.2%
Sales of services	24,529	24,487	42	0.2%
Total revenue	$256,736	$179,119	$77,617	43.3%
Cost of Sales	164,689	121,481	43,208	35.6%
GROSS PROFIT	$92,047	$57,638	$34,409	59.7%
OPERATING EXPENSE
Selling and marketing	13,809	10,956	2,853	26.0%
General and administrative	25,178	22,300	2,878	12.9%
Operating Expenses	$38,987	$33,256	$5,731	17.2%
INCOME FROM OPERATIONS	$53,060	$24,382	$28,678	117.6%

	Nine Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

REVENUE
Sales of products	$648,229	$414,714	$233,515	56.3%
Sales of services	75,225	75,185	40	0.1%
Total revenue	$723,454	$489,899	$233,555	47.7%
Cost of Sales	480,897	328,594	152,303	46.3%
GROSS PROFIT	$242,557	$161,305	$81,252	50.4%
OPERATING EXPENSE
Selling and marketing	40,070	29,124	10,946	37.6%
General and administrative	76,399	66,616	9,783	14.7%
Contingent consideration and earnout fair value adjustments	—	687	(687)	100.0%
Operating Expenses	$116,469	$96,427	$20,042	20.8%
INCOME FROM OPERATIONS	$126,088	$64,878	$61,210	94.3%

Revenue (dollar amounts in tables in thousands)

	Three Months Ended		Variances	Variance %		Revenue Variance Breakdown
	October 1, 2022	September 25, 2021			Domestic Acquisitions	Organic Growth	Organic Growth %
Sales of products	$232,207	$154,632	$77,575	50.2%	$7,791	$69,784	45.1%
Sales of services	$24,529	$24,487	$42	0.2%	$955	$(913)	(3.7)%
Total	$256,736	$179,119	$77,617	43.3%	$8,746	$68,871	38.4%

	Nine Months Ended		Variances	Variance %		Revenue Variance Breakdown
	October 1, 2022	September 25, 2021			Domestic Acquisitions	Organic Growth	Organic Growth %
Sales of products	$648,229	$414,714	$233,515	56.3%	$51,665	$181,851	43.8%
Sales of services	$75,225	$75,185	$40	0.1%	$4,923	$(4,882)	(6.5)%
Total	$723,454	$489,899	$233,555	47.7%	$56,588	$176,969	36.1%

The $77.6 million and $233.6 million or 43.3% and 47.7% revenue growth increase is primarily attributable to increased volumes as a result of favorable industry dynamics in all three sales channels, positive impact from commercial actions taken in 2021, coupled with inorganic growth of $8.7 million and $56.6 million as a result of the DBCI and ACT acquisitions for the three and nine months ended October 1, 2022, respectively. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.

The following table and discussion compares Janus North America sales by sales channel (dollar amounts in thousands).

	Three Months Ended
	October 1, 2022	% of Total Sales	September 25, 2021	% of Total Sales	Variance
					$	%
New Construction - Self Storage	$65,880	25.6%	$54,507	30.4%	$11,373	20.9%
R3 - Self Storage	$84,893	33.1%	$57,141	31.9%	$27,752	48.6%
Commercial and Other	$105,963	41.3%	$67,471	37.7%	$38,492	57.0%
Total	$256,736	100.0%	$179,119	100.0%	$77,617	43.3%

	Nine Months Ended
	October 1, 2022	% of Total Sales	September 25, 2021	% of Total Sales	Variance
					$	%
New Construction - Self Storage	$212,240	29.3%	$157,121	32.1%	$55,119	35.1%
R3 - Self Storage	$215,896	29.9%	$151,563	30.9%	$64,333	42.4%
Commercial and Other	$295,318	40.8%	$181,215	37.0%	$114,103	63.0%
Total	$723,454	100.0%	$489,899	100.0%	$233,555	47.7%
New Construction sales increased by $11.4 million and $55.1 million or 20.9% and 35.1% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, primarily due to commercial initiatives and strong growth related to shipments on the pent up demand in greenfield projects caused by permitting delays associated with the COVID-19 global pandemic that negatively impacted the first and second quarters of 2021. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.
R3 sales increased by $27.8 million and $64.3 million or 48.6% and 42.4% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, primarily due to the continued trend of new self-storage capacity being brought online through conversions and expansions coupled with the positive impacts from commercial actions. The Company expects that these trends will continue to impact the Company's results for the remainder of fiscal 2022.
Commercial and Other sales increased by $38.5 million and $114.1 million or 57.0% and 63.0% for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, due to increases in both Janus Core and ASTA commercial steel roll up door market, from continued strong momentum of the ASTA rolling steel product line and commercial initiatives implemented to offset the inflationary increases of raw materials, labor, and logistics costs.
Cost of Sales and Gross Margin
Gross Margin increased by 3.7% and 0.6% to 35.9% and 33.5% for the three and nine months period ended October 1, 2022, from 32.2% and 32.9% for the three and nine months period ended September 25, 2021 is primarily due to continued increased raw material, labor and logistics costs which was offset by the commercial and cost containment initiatives taking effect in third quarter 2022.

(Dollar amounts in tables in thousands)

	Three Months Ended		Variance	Variance %	Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021			Domestic Acquisitions	Organic Growth (Reduction)	Organic Growth %
Cost of Sales	$164,689	$121,481	$43,208	35.6%	$7,405	$35,803	29.5%

	Nine Months Ended		Variance	Variance %	Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021			Domestic Acquisitions	Organic Growth (Reduction)	Organic Growth %
Cost of Sales	$480,897	$328,594	$152,303	46.3%	$43,682	$108,621	33.1%
The $43.2 million and $152.3 million or 35.6% and 46.3% increase in cost of sales for the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021, respectively, is primarily due to increased revenue coupled with an increase in raw material, labor, and logistics costs. In addition, there was an inorganic increase of $7.4 million and $43.7 million for the three and nine months period ended October 1, 2022, respectively, as a result of the DBCI and ACT acquisitions.
Operating Expenses - Selling and marketing
Selling and marketing expenses increased $2.9 million and $10.9 million or 26.0% and 37.6% from $11.0 million and $29.1 million for the three and nine months period ended September 25, 2021 to $13.8 million and $40.1 million for the three and nine months period ended October 1, 2022 primarily due to increased travel and payroll related costs for additional headcount to support revenue growth coupled with limited travel costs in the prior year due to the pandemic. In addition, there was an increase in selling and marketing expenses of $0.2 million and $2.3 million as a result of the DBCI and ACT acquisitions for the three and nine months period ended October 1, 2022, respectively.
Operating Expenses - General and administrative
General and administrative expenses increased $2.9 million and $9.8 million or 12.9% and 14.7% from $22.3 million and $66.6 million for the three and nine months period ended September 25, 2021 to $25.2 million and $76.4 million for the three and nine months period ended October 1, 2022. The increase for the three and nine months period is primarily due to an increase in health insurance costs, professional fees and payroll related costs for additional headcount to support the continued top line revenue growth coupled with the transition to a public company which was partially offset by transaction related costs incurred in conjunction with the June 2021 Business Combination of approximately $10.4 million which is not present in 2022. In addition, there was an increase in general and administrative expenses of $0.4 million and $6.2 million as a result of the DBCI and ACT acquisitions for the three and nine months period ended October 1, 2022, respectively.
Operating Expenses - contingent consideration and earnout fair value adjustments
Contingent consideration and earnout fair value adjustments decreased $0.7 million or 100.0% from the nine months period ended September 25, 2021 compared to the nine months period ended October 1, 2022 related to the change in fair value of the earnout of the 2,000,000 common stock shares that were issued and released on June 21, 2021.

Income from Operations
Income from operations increased by $28.7 million and $61.2 million or 117.6% and 94.3% from $24.4 million and $64.9 million for the three and nine months period ended September 25, 2021, respectively, to $53.1 million and $126.1 million for the three and nine months period ended October 1, 2022, respectively, primarily due to an increase in revenue, partially offset by an increase in cost of sales, selling and general and administrative expenses.
INTERNATIONAL
Results of Operations - Janus International- For the three and nine months period ended October 1, 2022 compared to the three and nine months period ended September 25, 2021 (dollar amounts in thousands):

	Three Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

REVENUE
Sales of products	$9,788	$10,192	$(404)	(4.0)%
Sales of services	7,171	7,633	(462)	(6.1)%
Total revenue	$16,959	$17,825	$(866)	(4.9)%
Cost of Sales	12,261	13,248	(987)	(7.5)%
GROSS PROFIT	$4,698	$4,577	$121	2.6%
OPERATING EXPENSE
Selling and marketing	668	1,109	(441)	(39.8)%
General and administrative	3,240	2,647	593	22.4%
Operating Expenses	$3,908	$3,756	$152	4.0%
LOSS FROM OPERATIONS	$790	$821	$(31)	3.8%

	Nine Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

REVENUE
Sales of products	$32,763	$27,040	$5,723	21.2%
Sales of services	22,434	21,689	745	3.4%
Total revenue	$55,197	$48,729	$6,468	13.3%
Cost of Sales	40,444	35,357	5,087	14.4%
GROSS PROFIT	$14,753	$13,372	$1,381	10.3%
OPERATING EXPENSE
Selling and marketing	2,146	2,782	(636)	(22.9)%
General and administrative	9,867	14,853	(4,986)	(33.6)%
Operating Expenses	$12,013	$17,635	$(5,622)	(31.9)%
INCOME (LOSS) FROM OPERATIONS	$2,740	$(4,263)	$7,003	(164.3)%

Revenue (dollar amounts in tables in thousands)

	Three Months Ended		Variances	Variance %	Revenue Variance Breakdown
	October 1, 2022	September 25, 2021			Organic Growth	Organic Growth
Sales of products	$9,788	$10,192	$(404)	(4.0)%	$(404)	(4.0)%
Sales of services	$7,171	$7,633	$(462)	(6.1)%	$(462)	(6.1)%
Total	$16,959	$17,825	$(866)	(4.9)%	$(866)	(4.9)%

	Nine Months Ended		Variances	Variance %	Revenue Variance Breakdown
	October 1, 2022	September 25, 2021			Organic Growth	Organic Growth
Sales of products	$32,763	$27,040	$5,723	21.2%	$5,723	21.2%
Sales of services	$22,434	$21,689	$745	3.4%	$745	3.4%
Total	$55,197	$48,729	$6,468	13.3%	$6,468	13.3%
The $0.9 million revenue decrease and $6.5 million revenue increase includes a 4.9% and 13.3% increase in organic growth driven by increased sales volumes due to improved market conditions and commercial actions instituted in 2021.
The following table illustrates the sales by channel for the three and nine months period ended October 1, 2022 and September 25, 2021.

(Dollar amounts in tables in thousands)

	Three Months Ended			% of Total Sales	Variance
	October 1, 2022	% of Total Sales	September 25, 2021		$	%
New Construction - Self Storage	$13,187	77.8%	$12,436	69.8%	$751	6.0%
R3 - Self Storage	3,772	22.2%	$5,389	30.2%	$(1,617)	(30.0)%
Total	$16,959	100.0%	$17,825	100.0%	$(866)	(4.9)%

	Nine Months Ended			% of Total Sales	Variance
	October 1, 2022	% of Total Sales	September 25, 2021		$	%
New Construction - Self Storage	$39,969	72.4%	$34,187	70.2%	$5,782	16.9%
R3 - Self Storage	$15,228	27.6%	$14,542	29.8%	$686	4.7%
Total	$55,197	100.0%	$48,729	100.0%	$6,468	13.3%
New Construction sales increased by $0.8 million and $5.8 million or 6.0% and 16.9% to $13.2 million and $40.0 million from $12.4 million and $34.2 million for the three and nine months period ended October 1, 2022 and September 25, 2021 due to increased volumes, commercial actions, and improved market conditions as the international market continues to open up after the COVID-19 pandemic.
R3 sales decreased by $1.6 million or 30.0% to $3.8 million for the three months period ended October 1, 2022 from $5.4 million for the three months period ended September 25, 2021 primarily due to project timing and mix factors affecting the third quarter of 2022. R3 sales increased by $0.7 million or 4.7% to $15.2 million for the nine months period ended October 1, 2022 from $14.5 million for the nine months period ended September 25, 2021 primarily due to increased volumes, commercial actions, and improved market conditions as the international market continues to open up after the COVID-19 pandemic.
Cost of Sales and Gross Margin
Gross Margin increased by 2.0% and decreased by 0.7% to 27.7% and 26.7% for the three and nine months period ended October 1, 2022, from 25.7% and 27.4% for the three and nine month period ended September 25, 2021. The increase in the three months period ended October 1, 2022 is due primarily to increased revenue resulting in improved absorption. The decline for the nine months period ended October 1, 2022 is the result of higher raw material, labor and logistics costs and an increase in mezzanine product sales which have a lower margin profile than typical product offerings as these products are buy-resale, coupled with increased overhead costs as the business continues to add infrastructure to support the strategic growth plan.

(Dollar amounts in tables in thousands)

	Three Months Ended		Variance	Variance %	Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021			Organic Growth	Organic Growth %
Cost of Sales	$12,261	$13,248	$(987)	(7.5)%	$(987)	(7.5)%

	Nine Months Ended		Variance	Variance %	Cost of Sales Variance Breakdown
	October 1, 2022	September 25, 2021			Organic Growth	Organic Growth %
Cost of Sales	$40,444	$35,357	$5,087	14.4%	$5,087	14.4%
Cost of sales decreased by $1.0 million and increased by $5.1 million or (7.5%) and 14.4% from $13.2 million and $35.4 million, for the three and nine months period ended September 25, 2021, to $12.3 million and $40.4 million for the three and nine months period ended October 1, 2022 with a 13.3% increase in revenues coupled with an increase in raw material costs related to an increase in mezzanine product sales.
Operating Expenses - Selling and marketing
Selling and marketing expense decreased by $0.4 million and $0.6 million or (39.8%) and (22.9%) from $1.1 million and $2.8 million for the three and nine months period ended September 25, 2021 to $0.7 million and $2.1 million for the three and nine months period ended October 1, 2022.
Operating Expenses - General and administrative
General and administrative expenses increased by $0.6 million and decreased by $5.0 million or 22.4% and (33.6%) from $2.6 million and $14.9 million for the three and nine months period ended September 25, 2021 to $3.2 million and $9.9 million for the period ended October 1, 2022. The decrease for the nine months period is primarily due to bonus expense related to the Business Combination that are not present in the current periods.
Income from Operations
Income from operations was flat from $0.8 million in income from operations for the three months period ended September 25, 2021 to $0.8 million in income from operations for the three months period ended October 1, 2022. Income from operations increased by $7.0 million or 164.3% from $4.3 million in loss from operations for the nine months period ended September 25, 2021 to $2.7 million in income from operations for the nine months period ended October 1, 2022 primarily due to an increase in revenue and a decrease in general and administrative expenses.
Non-GAAP Financial Measure
Janus uses measures of performance that are not required by or presented in accordance with GAAP in the United States. Non-GAAP financial performance measures are used to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis.
Janus presents Adjusted EBITDA which is a non-GAAP financial performance measure, which excludes from reported GAAP results, the impact of certain items consisting of acquisition events and other non-recurring charges. Janus believes such expenses, charges, and gains are not indicative of normal, ongoing operations, and their inclusion in results makes for more difficult comparisons between years and with peer group companies.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by Janus to evaluate its operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, Janus believes these measures provide useful information to investors and others in understanding and evaluating Janus’ operating results in the same manner as its management and board of directors. In addition, they provide useful measures for period-to-period comparisons of Janus’ business, as they remove the effect of certain non-cash items and certain variable charges. Adjusted EBITDA is defined as net income excluding interest expense, income taxes, depreciation expense, amortization, and other non-operational, non-recurring items.
Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), which is the nearest GAAP equivalent of Adjusted EBITDA. These limitations include that the non-GAAP financial measures:
•exclude depreciation and amortization, and although these are non-cash expenses, the assets being depreciated may be replaced in the future;
•do not reflect interest expense, or the cash requirements necessary to service interest on debt, which reduces cash available;
•do not reflect the provision for or benefit from income tax that may result in payments that reduce cash available;
•exclude non-recurring items which are unlikely to occur again and have not occurred before (e.g., the extinguishment of debt); and
•may not be comparable to similar non-GAAP financial measures used by other companies, because the expenses and other items that Janus excludes in the calculation of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from these non-GAAP financial measures when they report their operating results.
Because of these limitations, these non-GAAP financial measures should be considered along with other operating and financial performance measures presented in accordance with GAAP.
The following table present a reconciliation of net income to Adjusted EBITDA for the periods indicated (dollar amounts in tables in thousands):

	Three Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

Net Income	$32,399	$15,542	$16,857	108.5%
Interest Expense	10,979	7,664	3,315	43.3%
Income Taxes	10,575	3,382	7,193	212.7%
Depreciation	1,982	1,699	283	16.7%
Amortization	7,408	8,229	(821)	(10.0)%
EBITDA	$63,343	$36,516	$26,827	73.5%
Loss (gain) on extinguishment of debt(1)	—	—	—	100.0%
COVID-19 related expenses(2)	—	1,030	(1,030)	(100.0)%
Transaction related expenses(3)	—	—	—	100.0%
Facility relocation(4)	—	35	(35)	(100.0)%
Share-based compensation(5)	—	—	—	100.0%
Acquisition expense(6)	(40)	—	(40)	100.0%
Severance and transition costs (7)	—	—	—	100.0%
Change in fair value of contingent consideration(8)	—	—	—	100.0%
Change in fair value of derivative warrant liabilities(9)	—	(1,271)	1,271	(100.0)%
Adjusted EBITDA	$63,303	$36,310	$26,993	74.3%

	Nine Months Ended
	October 1, 2022	September 25, 2021	Variance
			$	%

Net Income	$74,940	$28,566	$46,374	162.3%
Interest Expense	28,622	23,265	5,357	23.0%
Income Taxes	24,984	5,787	19,197	331.7%
Depreciation	5,817	4,678	1,139	24.3%
Amortization	22,278	21,852	426	1.9%
EBITDA	$156,641	$84,148	$72,493	86.1%
Loss (gain) on extinguishment of debt(1)	—	2,415	(2,415)	(100.0)%
COVID-19 related expenses(2)	109	1,240	(1,131)	(91.2)%
Transaction related expenses(3)	—	10,398	(10,398)	(100.0)%
Facility relocation(4)	620	102	518	507.8%
Share-based compensation(5)	—	5,210	(5,210)	(100.0)%
Acquisition expense(6)	782	—	782	100.0%
Severance and transition costs (7)	500	—	500	100.0%
Change in fair value of contingent consideration(8)	—	687	(687)	(100.0)%
Change in fair value of derivative warrant liabilities(9)	—	658	(658)	(100.0)%
Adjusted EBITDA	$158,652	$104,858	$53,794	51.3%
(1)Adjustment for loss (gain) on extinguishment of debt regarding the write off of unamortized fees and third-party fees as a result of the debt modification completed in February 2021 and the prepayment of debt in the amount of $61.6 million that occurred on June 7, 2021 in conjunction with the Business Combination. See “Liquidity and Capital Resources” section.
(2)Adjustment consists of signage, cleaning and supplies to maintain work environments necessary to adhere to CDC guidelines during the COVID-19 pandemic. See “Impact of COVID-19” section.
(3)Transaction related expenses incurred as a result of the Business Combination on June 7, 2021 which consist of employee bonuses and the transaction cost allocation.
(4)Expenses related to the facility relocation for ASTA and Janus Core.
(5)Share-based compensation expense associated with Midco, LLC Class B Common units that fully vested at the date of the Business Combination.
(6)Expenses related to the transition services agreement for the DBCI acquisition which closed August 18, 2021.
(7)Reflects one-time costs associated with our strategic transformation, including executive leadership team changes, strategic business assessment and transformation projects.
(8)Adjustment related to the change in fair value of contingent consideration related to the earnout of the 2,000,000 common stock shares that were issued and released on June 21, 2021.
(9)Adjustment related to the change in fair value of derivative warrant liabilities for the private placement warrants.
Liquidity and Capital Resources
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. In doing so, we review and analyze our current cash on hand, days sales outstanding, inventory turns, days payable outstanding, capital expenditure forecasts, interest and principal payments on debt and income tax payments.
Our primary sources of liquidity include cash balances on hand, cash flows from operations, proceeds from equity, debt offerings and borrowing availability under our existing credit facility. We believe our operating cash flows, along with funds available under the line of credit, provide sufficient liquidity to support Janus’ short and long-term liquidity and financing needs, which are working capital requirements, capital expenditures, service of indebtedness, as well as to finance acquisitions.
Financial Policy
Our financial policy seeks to: (i) selectively invest in organic and inorganic growth to enhance our portfolio, including certain strategic capital investments and (ii) maintain appropriate leverage by using free cash flows to repay outstanding borrowings.
Liquidity Policy
We maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. At Janus, we manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives, throughout business cycles.
Cash Management
Janus manages its operating cash management activities through banking relationships for the domestic entities and international entities. Domestic subsidiaries monitor cash balances on a monthly basis and excess cash is transferred to Janus to pay down intercompany debt, interest on the intercompany debt and intercompany sales of products and materials and other services. International subsidiaries monitor excess cash balances on a periodic basis and transfer excess cash flow to Janus in the form of a dividend. Janus compiles a monthly standalone business unit and consolidated 13-week cash flow forecast to monitor various cash activities and forecast cash balances to fund operational activities.
Holding Company Status
The Company was formed to consummate the Business Combination and act as a holding company of Janus Core, as such it owns no material assets and does not conduct any business operations of its own. As a result, the Company is largely dependent upon cash dividends and distributions and other transfers from its subsidiaries to meet obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us.
Foreign Exchange
We have operations in various foreign countries, principally the United States, the United Kingdom, France, Australia, and Singapore. Therefore, changes in the value of the related currencies affect our financial statements when translated into U.S. dollars.
LIBOR Reform
In connection with the potential transition away from the use of the LIBOR as an interest rate benchmark, we are currently in the process of identifying and managing the potential impact to Janus. The majority of Janus’ exposure to LIBOR relates to the Amendment No. 4 1st Lien note payable which is discussed further below.
Debt Profile (dollar amounts in table in thousands)

	Principal Amount	Issuance Date	Maturity Date	Interest Rate	Net Carrying Value
					October 1, 2022	January 1, 2022
Notes Payable - Amendment No. 4 1st Lien	$726,413	February 12, 2018	February 12, 2025	6.37%[1]	$716,329	$722,379
Financing leases					1,260	—
Total principal debt					717,589	722,379
Less unamortized deferred finance fees					8,021	10,594
Less current portion of long-term debt					8,379	8,067
Long-term debt, net of current portion					$701,189	$703,718
(1)The interest rate on the Amendment No. 4 1st Lien term loan as of October 1, 2022, was 6.37%, which is a variable rate based on LIBOR, subject to a 1.00% floor, plus an applicable margin percent of 3.25%.
As of October 1, 2022 and January 1, 2022, the Company maintained one letter of credit totaling approximately $0.4 million and $0.4 million, respectively, on which there were no balances due.

On August 18, 2021, the Company completed a refinancing in the form of that certain First Lien Amendment No. 4, in which the principal terms of the amendment were a reduction in the overall interest rate based upon the loan type chosen, new borrowings of $155.0 million and a consolidation of the prior outstanding tranches into a single tranche of debt with the syndicate. The Amendment No.4 First Lien is comprised of a syndicate of lenders originating on August 18, 2021 in the amount of $726.4 million with interest payable in arrears. The outstanding loan balance is to be repaid on a quarterly basis of 0.25% of the original balance beginning the last day of September 30, 2021 with the remaining principal due on the maturity date of February 12, 2025. As chosen by the Company, the amended loan bears interest at a floating rate per annum consisting of LIBOR, plus an applicable margin percent (effective rate of 6.37% as of October 1, 2022). Unamortized debt issuance costs are approximately $8.0 million at October 1, 2022. This refinancing amendment was accounted for as modification of existing terms and as such no gain or loss was recognized for this transaction and any third party fees were expensed with bank fees, original issue discount and charges capitalized and are being amortized as a component of interest expense over the remaining loan term.
On February 5, 2021, Janus completed a repricing of its First Lien and First Lien B2 Term Loans in order to take advantage of available lower interest rates. The repricing allowed the Company to combine the two First Lien Term Loans into one Term Loan.
The revolving line of credit facility and Amendment No. 4 1st Lien note payable contain affirmative and negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, fundamental changes, dispositions, restricted payments, investments, transactions with affiliates as well as other covenants customary for financings of these types.
The line of credit facility also includes a financial covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the line of credit facility and the borrowing base, and (ii) $5.0 million. In such circumstances, we would be required to maintain a minimum fixed charge coverage ratio for the trailing four quarters equal to at least 1.0 to 1.0; subject to our ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of October 1, 2022, we were compliant with our covenants under the agreements governing our outstanding indebtedness.

On August 18, 2021, the Company increased the available line of credit from $50.0 million to $80.0 million, incurred additional fees for this amendment of $0.4 million and extended the maturity date from February 12, 2023 to August 12, 2024. There was $— and $6.4 million outstanding balance on the line of credit as of October 1, 2022 and January 1, 2022, respectively. The interest rate on the facility is based on a Base Rate, unless a LIBOR Rate option is chosen by Janus. If the LIBOR Rate is elected, the interest computation is equal to the LIBOR Rate, subject to a 1.00% floor, plus the LIBOR Rate Margin. If the Base Rate is elected, the interest computation is equal to the Base Rate plus the Base Rate Margin. At the beginning of each quarter the applicable margin is set and determined by the administrative agent based on the average net availability on the line of credit for the previous quarter. As of October 1, 2022 and January 1, 2022 the interest rate in effect for the facility was 6.5% and 3.5%, respectively. The line of credit is secured by accounts receivable and inventories.
On February 12, 2018, Janus entered into a revolving line of credit facility with a domestic bank replacing the predecessor revolving line of credit. The line of credit facility was originally for $50.0 million with interest payments due in arrears that matures on February 12, 2023. The available line of credit and maturity date was amended on August 18, 2021 to August 12, 2024.
Statement of cash flows

The following table presents a summary of cash flows from operating, investing and financing activities for the following comparative periods. For additional detail, please see the Condensed Consolidated Statements of Cash Flows in the Unaudited Condensed Consolidated Financial Statements.
Nine month period ended October 1, 2022 compared to the nine month period ended September 25, 2021:
(dollar amounts in thousands)

	October 1, 2022	September 25, 2021	Variance
			$	%
Net cash provided by (used in) operating activities	$62,591	$59,683	$2,908	4.9%
Net cash provided by (used in) investing activities	(7,789)	(195,565)	187,776	(96.0)%
Net cash provided by (used in) financing activities	(12,557)	99,707	(112,264)	(112.6)%
Effect of foreign currency rate changes on cash	(102)	142	(244)	(171.8)%
Net increase (decrease) in cash and cash equivalents	$42,143	$(36,033)	$78,176	(217.0)%

Net cash provided by operating activities
Net cash provided by operating activities increased by $2.9 million to $62.6 million for the nine month period ended October 1, 2022 compared to $59.7 million for the nine month period ended September 25, 2021. This was primarily due to an increase of $47.9 million to net income adjusted for non-cash items and an investment in net working capital of $43.3 million to continue to support revenue growth, which was driven by a $24.6 million increase in accounts receivable and deferred revenue offset by a $4.0 million improvement in prepaid and other current assets, $6.0 million improvement in inventory, $17.6 million decrease in accounts payable and a $11.0 million decrease in other accrued expenses. Additionally, there was a $1.7 million decrease in other assets and long-term liabilities.
Net cash used in investing activities

Net cash used in investing activities decreased by $187.8 million for the nine month period ended October 1, 2022 as compared to the nine month period ended September 25, 2021. This decrease was driven primarily by the acquisition of DBCI, ACT and G&M Stor-More Pty Ltd. with the net payments of $169.0 million, $9.2 million and $1.6 million, respectively, and an increase in capital expenditures predominately related to a purchase of a new Texas building for $9.0 million to continue to support our strategic growth initiatives present in 2021, which was partially offset by a $1.0 million increase in capital expenditures for the period ended October 1, 2022 as compared with the period ended September 25, 2021 to continue to support our strategic growth initiatives.
Net cash used in financing activities
Net cash used in financing activities decreased by $112.3 million for the period ended October 1, 2022 as compared to the period ended September 25, 2021. This decrease was driven primarily by a decrease of $155.0 million in issuance of long-term debt related to the DBCI acquisition, $58.8 million in principal payments of long-term debt, $25.7 million in the line of credit and a $4.2 million decrease in net distributions paid to members. The decrease in the principal payments of long-term debt was primarily attributed to the prepayment of approximately $61.6 million of existing 1st Lien Term Loan Debt upon the closing of the Business Combination in June 2021. As a result of the Business Combination, the Company received $334.9 million related to proceeds from the merger and $250.0 million in proceeds from the PIPE Investment. In addition, the Company paid $541.7 million to Midco, LLC unitholders and $44.5 million in transaction costs.
Capital allocation strategy
We continually assess our capital allocation strategy, including decisions relating to M&A, dividends, stock repurchases, capital expenditures, and debt pay-downs. The timing, declaration and payment of future dividends, falls within the discretion of Janus’ Board of Directors and will depend upon many factors, including, but not limited to, Janus’ financial condition and earnings, the capital requirements of the business, restrictions imposed by applicable law, and any other factors the Board of Directors deems relevant from time to time.
Contractual Obligations
Summarized below are our contractual obligations as of October 1, 2022 and their expected impact on our liquidity and cash flows in future periods (dollar amounts in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Long-Term Debt Obligations	$717,589	$2,102	$14,801	$700,678	$8
Long-Term Supply Contracts (1)	45,781	45,781	—	—	—
Other Long-Term Liabilities (2)	46,981	1,342	11,046	8,697	25,896
Total	$810,351	$49,225	$25,847	$709,375	$25,904
(1)Long-Term Supply Contracts relate to the multiple fixed price agreements.
(2)Other Long-Term Liabilities relate to operating lease liabilities.
Long-Term Debt Obligations is comprised of an Amendment No 4 First Lien Term Loan (see Note 8 to our Unaudited Condensed Consolidated Financial Statements in this Form 10-Q for a further discussion) that expires on February 12, 2025. The Company’s intention is to amend and extend or refinance this loan well in advance of the current maturity date. In addition, the Company has finance lease liabilities included in long-term debt.

Other Long-Term Liabilities consist of operating lease liabilities for real and personal property leases with various lease expiration dates (see Note 14 to our Unaudited Condensed Consolidated Financial Statements in this Form 10-Q for a further discussion). The amount listed in the thereafter category is primarily comprised of five real property leases with expiration dates ranging from 2026 – 2036.
The table above does not include warranty liabilities because it is not certain when this liability will be funded and because this liability is considered immaterial.
In addition to the contractual obligations and commitments listed and described above, Janus also had another commitment for which it is contingently liable as of October 1, 2022 and January 1, 2022 consisting of an outstanding letter of credit of $0.4 million.
Critical Accounting Policies and Estimates
For the critical Accounting Policies and Estimates used in preparing Janus’ Unaudited Condensed Consolidated Financial Statements, Janus makes assumptions, judgments and estimates that can have a significant impact on its revenue, results from operations, and net income, as well as on the value of certain assets and liabilities on its consolidated balance sheets. Janus bases its assumptions, judgments and estimates on historical experience and various other factors that Janus believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. The Company’s critical accounting estimates requiring significant judgement that could materially impact the Company's results of operations, financial position and cash flows are described in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K for the year ended January 1, 2022. Since the date of the Company’s most recent Annual Report, there have been no material changes in the Company’s critical accounting estimates or assumptions other than the following.
Emerging Growth Company Status
Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. Janus qualifies as an emerging growth company. Janus intends to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.
Allowance for credit losses
On January 2, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“CECL”), which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. The Company selected the loss-rate method to be used in the CECL analysis for trade receivables and contract assets.

The Company determined that pooling accounts receivable by business units was the most appropriate because of the similarity of risk characteristics within each line such as customers and services offered. Historical losses and customer-specific reserve information that are used to calculate the historical loss rates are available for each business unit. During the pooling process, the Company identified two distinct customer types: commercial and self-storage. As these customer types have different risk characteristics, the Company concludes to pool the financial assets at this level within each business unit.

Commercial customers typically are customers contracting with the Company on short-term projects with smaller credit limits and overall, smaller project sizes. Due to the short-term nature and smaller scale of these types of projects, the Company expects minimal write-offs of its receivables at the Commercial pool.

Self-storage projects typically involve general contractors and make up the largest portion of the Company’s accounts receivable balance. These projects are usually longer-term construction projects and billed over the course of construction. Credit limits are larger for these projects given the overall project size and duration. Due to the longer-term nature and larger scale of these types of projects, the Company expects a potential for more write-offs of its receivable balances within the Self-Storage pool.
See Note 2 to our Unaudited Condensed Consolidated Financial Statements for further discussion of allowance for credit losses.

Recently Issued Accounting Standards
See Note 2 to our Condensed Unaudited Condensed Consolidated Financial Statements in this Form 10-Q for a discussion of recently issued and adopted accounting pronouncements.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in exposures to market risk since January 1, 2022. For information regarding our exposure to certain market risks, see Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” in our Annual Report on Form 10-K for the fiscal year ended January 1, 2022.

Item 4.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 10-Q. The term “disclosure controls and procedures,” as defined in Rules 13a15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission, or SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
As discussed in Item 9A “Controls and Procedures” in our 2021 Annual Report on Form 10-K, the Company identified unremediated material weaknesses related to the Control Environment and Control Activities elements established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”) as of December 26, 2020.
Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this Form 10-Q, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were ineffective due to the existence of the material weaknesses discussed further below.
Changes in Internal Control Over Financial Reporting
Other than the remediation activities described below, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Quarterly Report on Form 10-Q, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Material Weaknesses
Remediation of the identified material weaknesses and strengthening our internal control environment is a priority for us. Management is actively engaged in the implementation of remediation plans to address the control deficiencies contributing to the material weaknesses. The remediation actions include, but are not limited to, the following:
Entity Level Controls – In an effort to provide additional support, oversight and accountability over the performance of controls, the Company recently hired a Tax Director and a SEC Reporting Manager and is actively recruiting for other key financial reporting positions. Management will continue to assess the composition of its resource needs, both internal and external, which may include adding additional accounting and compliance resources at both the corporate and subsidiary levels. Management may also consider engaging additional third-party advisors when necessary to supplement its existing resources.
As previously disclosed, the Company hired a Director of Internal Audit and has engaged third-party consultants to manage the Company’s SOX 404 assessment of internal control over financial reporting as well as monitoring management’s remediation efforts.
Further, the Company has increased our personnel resources and technical accounting expertise within the accounting function with the hiring of a new Chief Financial Officer as of July 1, 2022, as disclosed on Form 8-K filed with the Securities and Exchange Commission. Further, we’ve hired additional personnel for the accounting and information technology function in order to address inadequate segregation of duties and provide proper oversight in connection with financial reporting. Specific corrective actions are also underway to address the deficiencies related to the material weaknesses. We have also entered into an agreement and are currently working with a third-party consultant to assist with the efforts to effectively remediate the identified material weaknesses.

Information Technology General Controls - User access assessments for logical security (roles and privileges) are being performed and periodic user access reviews for key IT systems are being implemented. All IT processes will be centrally managed and IT Management will transition certain hosting and administration responsibilities from third-parties.
Management Review Controls – Management is enhancing the design of and implementing controls around the rigor of the review process over revenue, income taxes, complex non-routine transactions, and other business processes.
Financial Reporting – Management is enhancing the design of controls over the processes and disclosures of amounts in the financial statements including the review of the completeness and accuracy of the underlying support of amounts contained in the financial statements.
The Company has undertaken an initial assessment of the design and implementation of controls over financial reporting. The initial assessment, which is still underway, has identified additional control gaps within business process level and information technology controls.
The material weaknesses cannot be considered remediated until the applicable controls have been identified and implemented and have operated for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively.
Limitations on Effectiveness of Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions, and cannot provide absolute assurance that its objectives will be met.

PART II—OTHER INFORMATION

Item 1.    Legal Proceedings

See Note 18 to the Consolidated Financial Statements, which is incorporated herein by reference.

Item 1A.    Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition, and liquidity, see the risk factors discussed in Part I, Item 1A “Risk Factors” in our 2021 Annual Report on Form 10-K for the fiscal year ended January 1, 2022. Except for the risk factor below, there have been no material changes to the risk factors disclosed in Part I, Item 1A of our 2021 Annual Report on Form 10-K.

The ongoing conflict between Russia and Ukraine may adversely affect our business and results of operations
Due to the international scope of our operations, political, economic, and other conditions in foreign countries and regions, including geopolitical risks such as the current conflict between Russia and Ukraine, may adversely affect our business and results of operations. As a result of the Russia-Ukraine conflict and related sanctions, energy and commodity prices have spiked upwards, and foreign trade transactions and supply chains have been severely affected. Some of our logistics suppliers and suppliers of component parts have increased their prices as well, and prices charged by any alternative suppliers may not be as favorable as those we had obtained in the past. At this time, we cannot reasonably estimate the full impact of the conflict between Russia and Ukraine on the global economy and our business. However, ensuing economic conditions may negatively affect potential and existing customers in certain of our end markets, which could potentially result in declines in demand for our products. If the Russia-Ukraine conflict and related political tensions escalate, our business, financial position, results of operations and cash flows may further be adversely affected.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.    Defaults upon Senior Securities.

None.

Item 4.    Mine Safety Disclosures.

Not applicable.

Item 5.    Other Information.

None.

Item 6.    Exhibits.

Exhibit Number	Description
2.1
Business Combination Agreement, dated December 21, 2020, by and among Juniper Industrial Holdings, Inc., Janus Parent, Inc., Janus Midco, LLC, Jupiter Management Holdings, LLC, Jupiter Intermediate Holdco, LLC and the other parties named therein (included as Annex A to the Definitive Proxy Statement/Prospectus filed on May 7, 2021).

2.2
First Amendment to Business Combination Agreement, dated April 6, 2021, by and among Juniper Industrial Holdings, Inc., Janus Midco, LLC, Cascade GP, LLC and the other parties named therein (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form S-4/A filed with the SEC on April 6, 2021).

3.1
Amended and Restated Certificate of Incorporation of Janus International Group, Inc., filed with the Secretary of State of Delaware on June 7, 2021 (incorporated by reference to Exhibit 3.1 to Janus International Group, Inc.’s Form 8-K filed on June 11, 2021).

3.2
Amended and Restated Bylaws of Janus International Group, Inc., filed with the Secretary of State of Delaware on June 7, 2021 (incorporated by reference to Exhibit 3.2 to Janus International Group, Inc.’s Form 8-K filed on June 11, 2021).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 filed with the SEC on February 8, 2021).
31.1*
Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*
Certification of Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*    These certifications are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2022	By:	/s/ Anselm Wong
		Name:	Anselm Wong
		Title:	Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2022

Janus International Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40456	86-1476200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

135 Janus International Blvd.
Temple, GA 30179
(Address of Principal Executive Offices, Zip Code)

Registrant’s telephone number, including area code: (866) 562-2580

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	JBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On June 16, 2022, Janus International Group, Inc. (the “Company”) held its annual meeting of stockholders (the “Annual Meeting”) virtually via live webcast. Only stockholders of record at the close of business on April 22, 2022, the record date for the Annual Meeting, were entitled to vote at the Annual Meeting. As of the record date, 146,561,717 shares of the Company’s common stock were outstanding and entitled to vote at the Annual Meeting. Present at the meeting in person or by proxy were holders of 130,754,777 shares of the Company’s common stock, which represented approximately 89.2% of the voting power of all shares of common stock as of the record date and constituted quorum for the transaction of business at the Annual Meeting.

The stockholders of the Company voted on the following proposals at the Annual Meeting:

1. To elect two nominees to serve as Class I directors until the 2025 annual meeting of stockholders and until their successors are duly elected and qualified; and

2. To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

The voting results for each proposal were as follows:

Proposal 1 — Election of Class I Directors:

	For	Against	Withhold	Broker Non-Votes
Ramey Jackson	101,206,479	16,144,209	166,569	13,237,520
Xavier Gutierrez	98,039,479	19,310,959	166,819	13,237,520

Based on the votes set forth above, each director nominee was duly elected to serve as Class I director until the 2025 annual meeting of stockholders and until his successor is duly elected and qualified.

Proposal 2 — Ratification of BDO USA, LLP as the Independent Registered Public Accounting Firm:

For	Against	Abstain	Broker Non-Votes
130,259,791	382,742	112,244	—

Based on the votes set forth above, the stockholders ratified the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 22, 2022

JANUS INTERNATIONAL GROUP, INC.

By: /s/ Ramey Jackson
Name: Ramey Jackson
Title: Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2022

Janus International Group, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-40456	86-1476200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

135 Janus International Blvd., Temple, GA 30179
(Address of Principal Executive Offices) (Zip Code)

(866) 562-2580 (Registrant’s Telephone Number, Including Area Code)

Not Applicable (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	JBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The disclosure contained in Item 5.02 herein is incorporated by reference into this Item 1.01.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory
Arrangements of Certain Officers.

On June 21, 2022, Janus International Group, Inc. (the “Company”) announced that Scott Sannes has stepped down from his role as the Chief Financial Officer of the Company, after which time he will no longer be the Company’s principal financial and accounting officer. Mr. Sannes will continue to be employed by the Company until September 14, 2022 or such earlier date that Mr. Sannes’ employment is terminated for any reason (the “Separation Date”). On June 22, 2022, the Company and Mr. Sannes entered into a Transition and Separation Agreement (the “Separation Agreement”), pursuant to which Mr. Sannes will be eligible to receive the following: (i) severance in the form of salary continuation at Mr. Sannes’ base salary in effect as of the Separation Date for a period of six months following the Separation Date; (ii) a prorated portion of Mr. Sannes’ annual bonus that would have earned under the Company’s Management Incentive Plan with respect to the 2022 calendar year if Mr. Sannes’ employment had not terminated; (iii) an amount equal to six months’ worth of Mr. Sannes’ contributions to the premiums for group health plan coverage, determined under the Company’s group health plan as in effect immediately prior to the Separation Date; and (iv) 50% of the performance stock units and 50% of the unvested stock options held by Mr. Sannes will remain outstanding and eligible to vest in accordance with their terms as if Mr. Sannes’ employment with the Company had not terminated.

Also on June 21, 2022, the Company announced the appointment of Anselm Wong as Executive Vice President and Chief Financial Officer of the
Company, effective as of July 1, 2022 (the “Effective Date”). Mr. Wong will serve as the Company’s principal financial and accounting officer.

Mr. Wong, age 50, previously served as Chief Financial Officer of GE Digital from October 2019 until June 2022. Prior to GE Digital, Mr. Wong held the role of VP & Deputy CFO for Resideo Technologies from October 2018 to July 2019, where he put together the company’s operating, forecasting, planning and reporting system after its spinoff from Honeywell International. Before that, Mr. Wong spent 20 years at Honeywell, where he served in finance leadership roles and held CFO positions for some of Honeywell’s largest businesses including Honeywell Safety and Productivity Solutions and Honeywell Security & Fire. Mr. Wong holds a Bachelor of Commerce degree from University of Toronto in Ontario, Canada and is a CPA, CMA as well.

There are no arrangements or understandings between Mr. Wong and any other person pursuant to which he was appointed as Chief Financial Officer and principal financial and accounting officer. There are no family relationships among any of the Company’s directors or executive officers and Mr. Wong and there are no transactions between Mr. Wong and the Company that would require disclosure under Item 404(a) of Regulation S-K.
On June 16, 2022, the Company entered into an employment offer letter agreement (the “Offer Letter”) with Mr. Wong. Pursuant to the Offer Letter, Mr. Wong will be entitled to the following compensation: (i) an annualized base salary of $500,000 per year; (ii) eligibility to participate in a short term incentive program with an annual bonus with a target value of 75% of his annualized base salary, based upon mutually developed performance objectives; and (iii) eligibility to participate in the Company’s 2021 Omnibus Incentive Plan or such other equity incentive plan of the Company as may be in effect from time to time, under which he will receive (a) a one-time equity award comprised of stock options with a grant date value of $750,000 that will vest annually in four equal installments over four years and (b) a 2022 equity award consisting of (x) a performance stock unit award with a grant date target value of $325,000 that will cliff vest at the end of 2024 based on the Company’s achievement of certain “Adjusted EBITDA” levels in accordance with the award agreement governing the performance stock units and (y) stock options with a grant date value of $325,000 that will vest annually in four equal installments over four years. The Offer Letter also includes the Company’s standard form restrictive covenant agreement.

The foregoing summaries of the Separation Agreement and the Offer Letter do not purport to be complete and each is qualified in its entirety by reference to the complete agreement, which are attached as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On June 21, 2022, the Company issued a press release with respect to the management changes described in Item 5.02 of this Current Report on Form 8-K. The press release is included in this report as Exhibit 99.1 and is incorporated herein by reference. This information shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Description

10.1 Transition and Separation Agreement, dated as of June 22, 2022, by and between Janus International Group, Inc. and Scott Sannes.

10.2 Offer Letter, dated as of June 16, 2022, by and between Janus International Group, Inc. and Anselm Wong.

99.1 Press Release, dated June 21, 2022.

104 Cover Page Interactive Data File (formatted as inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2022

JANUS INTERNATIONAL GROUP, INC.

By: /s/ Ramey Jackson
Name: Ramey Jackson
Title: Chief Executive Officer

Exhibit 10.1

TRANSITION & SEPARATION AGREEMENT

This TRANSITION & SEPARATION AGREEMENT (this “Agreement”) is made, as of the Effective Date (as defined herein), by and among Scott Sannes (“Employee”), Janus International Group, Inc., a Delaware corporation (the “Company”), and with respect to Section 2(b) only, each of Janus International Group, LLC, a Delaware limited liability company (“Janus”) and Janus Midco, LLC, a Delaware limited liability company (“Midco”). Employee and the Company are referred to herein individually as a “Party” and collectively as the “Parties.”

A. Employee has been employed as the Company’s Chief Financial Officer pursuant to that certain Offer Letter dated April 14, 2015 by and between the Parties (the “Offer Letter”).

B. Employee was awarded certain Class B Common Units of Midco pursuant to that certain Unit Grant Agreement dated March 15, 2018 by and among Janus, Midco, and Employee (the “Class B Grant Agreement”).

C. On April 29, 2022, the Company granted Employee certain performance stock units (“PSUs”) pursuant to the Janus International Group, Inc. 2021 Omnibus Incentive Plan, as amended, restated or otherwise modified from time to time (the “Plan”) and that certain Performance Stock Unit Grant Notice and Performance Stock Unit Agreement, by and between the Company and Employee (the “PSU Agreement”).

D. On April 29, 2022, the Company granted Employee certain stock options (the “Options”) pursuant to the Plan and that certain Stock
Option Grant Notice, by and between the Company and Employee (the “Option Agreement”).

E. Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Offer Letter, the Class B Grant Agreement, Option Agreement, PSU Agreement, or the Plan as applicable.

F. Employee’s employment with the Company will end as provided in Section 1 of this Agreement.

G. The Parties desire to enter into this Agreement to memorialize the Parties’ rights and obligations with respect to Employee’s transition out of and separation from the Company and, therefore, agree to the terms set forth in this Agreement.

1. Separation Date. Employee’s employment with the Company shall end on September 14, 2022, or such earlier date that Employee’s employment is terminated for any reason (the “Separation Date”). Notwithstanding any provision in the Offer Letter, the Class B Grant Agreement, Option Agreement, or PSU Agreement to the contrary, Employee shall no longer be the Company’s Chief Financial Officer effective as of June 16, 2022, and the Company may determine, in its sole discretion, the extent to which Employee’s services or presence at the Company’s premises or other events will be necessary prior to the Separation Date as an employee of the Company (it being expected that Employee will report to and work with the Company’s new Executive Vice President and Chief Financial Officer, the Company’s Chief Executive Officer and

the Company’s Board of Directors to ensure smooth transition of responsibilities and projects and be available as necessary for relevant transition projects). Effective on the Separation Date, Employee voluntarily resigns from any and all positions Employee holds with the Company and its affiliates. Employee agrees not to hold himself out as a partner, member, director, officer, employee or as otherwise affiliated with the Company or any of its affiliates (including on social media) after the Separation Date (and not hold himself out as an officer following the Effective Date). Employee represents and warrants that Employee has been paid all compensation due and owing to Employee as of the date Employee executes and re-executes this Agreement. Employee agrees that he is not owed any further compensation or benefits except as explicitly set forth in this Agreement. Further, in exchange for the consideration provided to Employee under this Agreement, the Company and Employee agree that Employee will be entitled to and shall receive the severance compensation set forth in paragraph 4 of the Offer Letter, subject to terms set forth in Section 2 below.

2. Company Obligations. Provided that (a) Employee’s employment has not been terminated by the Company for Cause or Employee has not resigned, in each case, prior to September 14, 2022, (b) Employee executes this Agreement within 21 days of receipt, (c) Employee re-executes this Agreement within ten days following (but not prior to) the Separation Date, (d) Employee effectuates and does not revoke both this Agreement and the re-execution of this Agreement (and the Second Release Effective Date occurs), (e) Employee remains in compliance with the Restrictive Covenants (as defined below), and (f) Employee complies with this Agreement and the Restrictive Covenants at all times, then Employee shall be entitled to the benefits set forth below, without duplication (in full and complete satisfaction of all post-termination payments, benefits, and obligations owed to Employee pursuant to the Offer Letter or otherwise). “Cause” as used herein shall have the same meaning as the definition of Cause set forth in Section 2.7 of the
Plan.

(a) Severance. The Company shall pay Employee (i) severance in the form of salary continuation at Employee’s base salary in effect as of the Separation Date (subject to all applicable taxes and other withholdings), for a period of six (6) months on the Company’s payroll dates beginning no later than the second regularly scheduled payroll date following the Second Release Effective Date (defined below) (the “Severance Period”), (ii) a prorated portion of Employee’s annual bonus under the Company’s Management Incentive Plan (the “Annual Bonus”) with respect to the 2022 calendar year in an amount equal to the product of (A) the actual Annual Bonus, if any, that Employee would have earned for the 2022 calendar year if Employee’s employment had not terminated and (B) a fraction, the numerator of which is the number of days elapsed in the 2022 calendar year through June 30, 2022 and the denominator of which is the number of days in the 2022 calendar year, payable in a lump sum on the date annual bonuses for the
2022 calendar are paid to other senior executives of the Company (but, in all events, no later than March 15, 2023), and (iii) an amount equal to the product of (A) six (6) and (B) the monthly amount of the Company’s contributions to the premiums for Employee’s group health plan coverage (including coverage for Employee’s spouse and eligible dependents), determined under the Company’s group health plan as in effect immediately prior to the Separation Date, payable in a lump sum cash payment within sixty (60) days following the Separation Date.

(b) Performance Stock Units and Options. Notwithstanding anything to the contrary set forth in the PSU Agreement or the Option Agreement, on the Separation Date (i) Employee

shall forfeit 50% of the PSUs and Options granted thereunder and (ii) the remaining 50% of the PSUs and Options granted thereunder shall be eligible to vest in accordance with the vesting terms set forth therein as if Employee’s employment with the Company had not been terminated. Employee acknowledges and agrees that Employee shall continue to be bound by all of the terms and conditions set forth in the Plan, the PSU Agreement, the Option Agreement, and all exhibits attached thereto.

3. Release.

(a) Employee knowingly and voluntarily (for Employee and Employee’s heirs, executors, administrators and assigns) releases, waives, and forever discharges the Company, Janus, and Midco and each of their respective parents, subsidiaries and affiliates, and each of their present, former and future direct or indirect owners, managers, directors, officers, employees, attorneys, agents, shareholders and representatives, and each of their predecessors, successors, and assigns (collectively, the “Released Parties”) from any and all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present and whether known or unknown, suspected, unsuspected or claimed (collectively, “Claims”) against the Released Parties which Employee or any of Employee’s heirs, executors, administrators or assigns, may have from the beginning of time through the date upon which Employee executes and re-executes this Agreement (as applicable), including those Claims (i) arising out of, or relating to, Employee’s employment with any Released Parties through the date upon which Employee executes and re-executes this Agreement; (ii) arising out of, or relating to, any agreement with any Released Parties, including, but not limited to, any other awards, policies, plans, programs or practices of the Released Parties that may apply to Employee or in which Employee may participate, including, but not limited to, any rights under bonus plans or programs of Released Parties and/or any other short-term or long-term equity-based or cash-based incentive plans or programs of the Released Parties; (iii) arising out of, or relating to, Employee’s termination of employment from any of the Released Parties; or (iv) arising out of, or relating to, Employee’s status as an employee of any of the Released Parties, including, but not limited to, any allegation, claim or violation, arising under Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974 (with respect to unvested benefits); any applicable Employee Order Programs; the Fair Labor Standards Act; the Equal Pay Act, as amended; Section 1981 of U.S.C. Title 42; Age Discrimination in Employment Act, as amended (including the Older Workers Benefit Protection Act); the Sarbanes-Oxley Act of 2002, as amended; the Georgia Fair Employment Practices Act; the Georgia Equal Pay Act; the Georgia Equal Employment for People with Disabilities Code; or their federal, state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of the Released Parties; or any Claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; any Claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters; or any Claim under the Offer Letter. This is a general release that is intended to apply to all claims Employee may have against the Released Parties up to the date Employee executes or re-executes (as applicable) this Agreement, except those claims that cannot be waived pursuant to applicable laws.

(b) Employee understands that Employee may later discover Claims or facts that may be different than, or in addition to, those which Employee now knows or believes to exist with regards to the subject matter of this Agreement and the releases in this Section 3, and which, if known at the time of executing this Agreement, may have materially affected this Agreement or Employee’s decision to enter into it. Employee hereby waives any right or Claim that might arise as a result of such different or additional Claims or facts.

(c) Nothing in this Section 3 shall release or impair: (i) Employee’s right to make Claims arising out of any acts or omissions of the Released Parties after the date Employee executes or re-executes this Agreement; (ii) any right that cannot be waived by private agreement under law; or (iii) any Claim to enforce this Agreement. Nothing in this Agreement is intended to prohibit or restrict Employee’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency prohibiting waiver of such right; p rovided, however, that Employee hereby waives the right to recover any monetary damages or other relief against any Released Parties excepting any benefit or remedy to which Employee is or becomes entitled to pursuant to Section 922 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(d) Employee represents that Employee has made no assignment or transfer of any right or Claim covered by this Section 3 and that Employee further agrees that Employee is not aware of any such right or Claim covered by this Section 3.

(e) Employee acknowledges and agrees that the releases set forth in this Section 3 are an essential and material term of this Agreement and that without such waiver the Company would not have agreed to the terms of the Agreement.

4. Cooperation; No Cooperation with Non-Governmental Third Parties. Employee shall not knowingly encourage, counsel or assist any non-governmental attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges or complaints by any non-governmental third party against any of the Released Parties. Nothing contained herein shall restrict Employee’s response to a subpoena or to provide truthful testimony in any court or other governmental proceeding.

5. Consultation; Voluntary Agreement. Employee acknowledges that the Company has advised Employee of Employee’s right to consult with an attorney prior to executing this Agreement (and Employee has done so to the extent desired). Employee has carefully read and fully understands all of the provisions of this Agreement. Employee is entering into this Agreement, knowingly, freely and voluntarily in exchange for good and valuable consideration to which Employee would not be entitled in the absence of executing and not revoking this Agreement.

6. Consideration and Revocation Period. Employee acknowledges that Employee has twenty-one (21) calendar days to consider this Agreement, although Employee may sign it sooner. Employee has seven (7) calendar days after the date on which Employee executes this Agreement to revoke Employee’s consent to the Agreement. Such revocation must be in writing and must be e-mailed to Ramey Jackson (rameyj@janusintl.com), with a cc to Elliot Kahler (Elliot.Kahler@janusintl.com). Notice of such revocation must be received within the seven (7) calendar days referenced above. In the event of such revocation by Employee, this Agreement shall be null and void in its entirety. Provided that Employee does not revoke Employee’s execution of this Agreement within such seven (7) day period, the “Effective Date” shall occur on the eighth calendar day after the date on which Employee initially signs it.

7. Return of Company Property. Upon Employee’s re-execution of this Agreement, Employee acknowledges and agrees that Employee has returned all property of the Released Parties in Employee’s possession, custody, or control (including, but not limited to, phones, computers, keys, electronic devices, office equipment, records, identification cards, files, reports, computer disks, rolodexes, electronic passwords and documents containing confidential or business information, whether in hard copy or electronic format) to the Company. In the event any property of the Company is hereafter found to be in Employee’s possession, Employee will promptly return same to Company. So long as Employee cooperates with the Company to facilitate the (a) removal of all Protected Information (as defined below) from the cellular phone provided by the Company and (b) transfer of all mobile and data plans to Employee’s own account, Employee may retain Employee’s Company-provided cellular phone and the cellular number associated with such device.

8. Confidentiality, Restrictive Covenants, and Defend Trade Secrets Act.

(a) Employee will not use, disclose or divulge, furnish or make accessible to anyone, directly or indirectly, any Protected Information at any time. “Protected Information” means any and all non-public, trade secret, confidential and/or proprietary information of the Company and its affiliates;
p rovided, however, that Protected Information shall not include: (i) information that becomes generally known to the public without violation of this Agreement or any other confidentiality obligation, and (ii) information that is disclosed to Employee by another party who is under no obligation of secrecy and has a bona fide right to disclose the information.

(b) Employee agrees to abide by all of his post-employment obligations, including, without limitation, the restrictive covenants and confidentiality provisions set forth in (i) Section 7 and Section 8 of the Class B Grant Agreement, (ii) the PSU Agreement, (iii) the Option Agreement, and (iv) the Plan, each of which are fully incorporated into this Agreement by reference (the “Restrictive Covenants”).

(c) Nothing in this Agreement shall prohibit or restrict Employee or Employee’s attorneys from: (i) making any disclosure of relevant and necessary information or documents in any action, investigation, or proceeding relating to this Agreement, or as required by law or legal process, including with respect to possible violations of law; (ii) participating, cooperating, or testifying in any action, investigation, or proceeding with, or providing information to, any governmental agency or legislative body, any self-regulatory organization, and/or pursuant to the Sarbanes-Oxley Act; (iii) accepting any U.S. Securities and Exchange Commission awards; or (iv) initiating communications with, or responding to any inquiry from, any regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation. Pursuant to 18 U.S.C. § 1833(b), Employee will not be held criminally or civilly liable under any

Federal or state trade secret law for the disclosure of a trade secret of the Company or its subsidiaries or affiliates that (A) is made (x) in confidence to a Federal, state, or local government official, either directly or indirectly, or to Employee’s attorney and (y) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If Employee files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Employee may disclose the trade secret to Employee’s attorney and use the trade secret information in the court proceeding, if Employee files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

9. No Admission of Wrongdoing. Employee agrees that neither this Agreement, nor the furnishing of the consideration for this Agreement, shall be deemed or construed at any time to be an admission by any Released Party of any improper or unlawful conduct.

10. Savings Clause. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable, this Agreement shall be enforceable as closely as possible to its original intent, which is to provide the Released Parties with a full release of all legally releasable claims through the date upon which Employee executes or re-executes (as applicable) this Agreement.

11. Governing Law; Dispute Resolution. This Agreement shall be governed by the laws of the State of Delaware without regard for choice-of-law provisions. Employee consents to personal and exclusive jurisdiction and venue in the State of Delaware, and the Company, Janus, Midco, and Employee hereby consent to such jurisdiction and waive any objection to the jurisdiction of any such court. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT, THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

12. Costs. The Parties shall each bear their own costs, attorneys’ fees, and other fees incurred in connection with the preparation of this Agreement.

13. Breach. In addition to any remedies available under applicable law, Employee acknowledges and agrees that any material breach of this Agreement, unless such breach constitutes a legal action by Employee challenging or seeking a determination in good faith of the validity of the waiver herein under the Age Discrimination in Employment Act, shall entitle the Company immediately to recover and/or cease providing the consideration provided to Employee under this Agreement and to obtain damages, except as provided by law.

14. Each Party the Drafter. This Agreement, and the provisions contained in it, shall not be construed or interpreted for, or against, any party to this
Agreement because that party drafted or caused that party’s legal representatives to draft any of its provisions.

15. Assignment; Third-Party Beneficiaries. This Agreement is personal to Employee and may not be assigned by Employee. This Agreement is binding on, and will inure to the benefit of, the Released Parties. The Released Parties are expressly intended to be third-party beneficiaries of the releases set forth in Section 3, and it may be enforced by each of them. This Agreement, and each term reflected herein, is personal to Employee and does not reflect or set any precedent or course of dealing.

16. Entire Agreement; No Oral Modifications; Counterparts. This Agreement sets forth the Parties’ entire agreement with respect to the subject matter and shall supersede all prior and contemporaneous communications, agreements and understandings, written or oral, with respect hereto and thereto (for the avoidance of doubt, any restrictive covenant, confidentiality, and intellectual property agreement entered into by Employee remains in effect). This Agreement may not be modified or amended unless mutually agreed to in writing by the parties. This Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument. A faxed, .pdf-ed or electronic signature shall operate the same as an original signature.

17. Re-Execution of Agreement. The Company’s obligations under Section 2 of this Agreement are strictly contingent upon Employee’s re-execution and non-revocation of this Agreement within ten (10) calendar days following the Separation Date. The date of Employee’s re-execution of this Agreement is referred to herein as the “Re-Execution Date”. By re-executing this Agreement, Employee advances to the Re-Execution Date Employee’s general waiver and release of all Claims against the Released Parties and the other covenants set forth in Section 3 of this Agreement. Employee has seven (7) calendar days from the Re-Execution Date to revoke Employee’s re-execution of the Agreement. Such revocation must be in writing and must be e-mailed to Ramey Jackson (rameyj@janusintl.com), with a cc to Elliot Kahler (Elliot.Kahler@janusintl.com). Notice of such revocation must be received within the seven (7) calendar days referenced above. In the event of such revocation by Employee, the date of the releases and covenants set forth in Section 3 of this Agreement shall not be advanced, but shall remain effective up to and including the date upon which Employee originally signs this Agreement. Provided that Employee does not revoke Employee’s re-execution of this Agreement within such seven (7) day period, the “Second Release Effective Date” shall occur on the eighth calendar day after the date on which Employee re-executes it.

18. Tax Matters. The Company may withhold from any and all amounts payable under this Agreement or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. The intent of the parties is that payments and benefits under this Agreement comply with Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code
Section 409A”) or an exemption therefrom and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be construed and administered in accordance with such intent. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” For purposes of Code Section 409A, Employee’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement are exempt from, or compliant with, Code Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that Employee may incur on account of non-compliance with Code Section 409A. If any payment or benefit provided for herein would be subject to additional taxes and interest under Code Section 409A if Employee’s receipt of such payment or benefit is not delayed until the earlier of (a) the date of Employee’s death or (b) the date that is six months after the Separation Date (such date, the “Section 409A Payment Date”), then such payment or benefit shall not be provided to Employee (or Employee’s estate, if applicable) until the Section 409A Payment Date.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the below-indicated dates.

JANUS INTERNATIONAL GROUP, INC.

/s/ Ramey Jackson
By: Ramey Jackson, Chief Executive Officer

Dated: 6/22/2022

JANUS INTERNATIONAL GROUP, LLC
(with respect to Section 2(b) only)

/s/ Ramey Jackson
By: Ramey Jackson, Chief Executive Officer

Dated: 6/22/2022

JANUS MIDCO, LLC
(with respect to Section 2(b) only)

/s/ Ramey Jackson
By: Ramey Jackson, Chief Executive Officer

Dated: 6/22/222

EMPLOYEE:

/s/ Scott Sannes
Scott Sannes

Dated: 6/22/2022

RE-EXECUTED:

**NOT TO BE SIGNED PRIOR TO LAST DAY OF EMPLOYMENT

Scott Sannes

Dated:

June 16, 2022

Via Email
Anselm Wong

Dear Anselm:

Exhibit 10.2

On behalf of Janus International Group, Inc., a Delaware corporation (the “Company”), I am pleased to extend this offer of employment to serve as Executive Vice President and Chief Financial Officer of the Company. We anticipate your employment beginning on July 1, 2022 (your “Start Date”). This letter (this “Agreement”) sets forth the terms of your employment by the Company.

1. Title; Duties. During your employment, you will serve as Executive Vice President and Chief Financial Officer of the Company and in such other position or positions as may be assigned from time to time by the Chief Executive Officer of the Company (the “CEO”) or the Board of Directors of the Company (the “Board”). You will devote your full business time, attention and best efforts to the business of the Company and, as applicable, its subsidiaries (the Company and its subsidiaries are hereafter collectively referred to herein as the “Company Group”), as may be requested by the CEO or the Board from time to time; p rovided that you shall not be prohibited from (i) serving on the boards of director of non-profit organizations and, with the prior written approval of the Board, other for profit companies, (ii) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing your passive personal investments, in each case, so long as such activities are not competitive with the business of any member of the Company Group and do not interfere or conflict with your duties hereunder or create a potential business or fiduciary conflict.

2. Base Salary; Bonus. You will be paid an annualized base salary of $500,000 (your “Base Salary”), less applicable taxes and other withholdings, in accordance with the Company’s customary payroll practices. In addition, for each fiscal year in which you are employed by the Company (each, a “Bonus Year”), you will be eligible to receive an annual bonus (an “Annual Bonus”) based on your performance and the performance of the Company Group during such Bonus Year. Each Annual Bonus, if any, will have a target value of 75% of your annualized Base Salary (assuming that all performance targets have been met) and the actual amount of each Annual Bonus will be determined in the discretion of the Board based on the achievement of performance targets established by the Board for each Bonus Year. Notwithstanding the foregoing, your Annual Bonus for the 2022
Bonus Year will be pro-rated for the portion of the 2022 fiscal year in which you are employed hereunder. To earn, and receive payment of, an Annual
Bonus for a Bonus Year, you must be employed by the Company on the date that such Annual Bonus is paid.

3. Signing Bonus. You will receive a one-time sign-on bonus equal to $250,000, less applicable taxes and other withholdings, payable in cash within 15 days following your Start Date (the “Sign-On Bonus”). In the event your employment is terminated by the Company for Cause (as defined below) or you resign for any reason prior to the second anniversary of your Start Date, you will be required to repay the net amount (determined after reduction for applicable taxes and other withholdings) of the Sign-On Bonus to the Company within 10 days following the termination of your employment.

4. Benefits. You will be eligible to participate in the employee benefit plans and programs generally available to the Company’s senior executives, including group medical, dental, vision, and life insurance, subject to the terms and conditions of such plans and programs. You will be entitled to paid fringe benefits and perquisites available to other senior executive officers of the Company, each in accordance with and subject to the eligibility and other provisions of such plans and programs. The Company reserves the right to amend, modify, or terminate any of its benefit plans or programs at any time and for any reason. During the 12-month period following the Start Date, upon presentation of substantiation and documentation as the Company may specify from time to time, you will be reimbursed in accordance with the Company’s expense reimbursement policy for all travel and lodging expenses from your residence in San Francisco, California, to Charlotte, North Carolina metropolitan area, and to the Company’s office in Douglasville, Georgia, up to a maximum of $55,000.

5. Equity Incentives. During the period in which you are employed hereunder, you will be eligible to receive annual awards under the Company’s 2021 Omnibus Incentive Plan or such other equity incentive plan of the Company as may be in effect from time to time (the “Equity Plan”). All awards granted to you under the Equity Plan, if any, shall be in such amounts as the Board or a committee thereof shall determine from time to time, and shall be subject to and governed by the terms and provisions of the Equity Plan as in effect from time to time and the award agreements evidencing such awards. In connection with the commencement of your employment, you will also receive (a) a one-time equity award (the “One-Time Inducement Award”) and (b) 2022 equity award (the “2022 Award”), in each case, under the Equity Plan. The One-Time Inducement Award will be comprised of options to purchase Company common stock at a price per share equal to the fair market value of a share of Company common stock on the grant date (the “Options”), with a grant date value of $750,000. The Options will vest annually in four equal installments over four years, subject to your continued employment through each applicable vesting date. The 2022 Award will be comprised of (i) a performance stock unit award with a grant date target value of $325,000 that will cliff vest at the end of calendar year 2024 based on the Company’s achievement of certain “Adjusted EBITDA” levels in accordance with the award agreement governing your performance stock units and (ii) Options with a grant date value of $325,000 that will vest annually in four equal installments over four years, subject to, in each case, your continued employment through each applicable vesting date. The
One-Time Inducement Award and 2022 Award will be subject to the terms and conditions of the Equity Plan and the award agreements approved by the Board. Nothing in this letter shall be construed to give you any rights to any amount or type of grant or award except as provided in an award agreement and authorized by the Board or a committee thereof.

6. Termination of Employment; Severance. Your employment with the Company is not for a specific term and is terminable at will on the terms and conditions set forth in this Agreement. This means that the Company may terminate your employment at any time with or without notice, and for any reason or no reason, with or without Cause, and you may terminate your employment with the Company at any time and for any reason or no reason by giving notice in writing to the Company of not less than 30 days, unless otherwise agreed to in writing by you and the Company. However, should your employment be terminated by the Company without Cause (as defined below) and not due to your death or disability, then you will be eligible to receive, as severance, (a) continued Base Salary as in effect immediately prior to the date on which your employment terminates (the “Date of Termination”) for 12 months (the “Base Salary Continuation Pay”), (b) a prorated Annual Bonus with respect to the calendar year in which the termination occurs in an amount equal to the product of (i) the actual Annual Bonus that you would have earned for such year if your employment had not terminated (if any) and (ii) a fraction, the numerator of which is the number of days elapsed in such year through the Date of Termination and the denominator of which is the total number of days in such year (the “Pro-Rated Bonus”), and (c) an amount equal to (i) 12, multiplied by (ii) the monthly amount of premiums for your (and, if applicable, your spouse’s and eligible dependents’) group health plan coverage, determined under the Company’s group health plans as in effect immediately prior to the Date of Termination (the “Group Health Plan Payment”). For purposes of this Agreement, “Cause” has the meaning set forth in the Equity Plan.

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provided to do so), a separation agreement and release of all claims in a form provided to you by the Company, which form shall include terms and conditions customarily included within such agreements, and (ii) abide by the terms all post-employment obligations that you may owe to any member of the Company Group, including any confidentiality, non-competition, non-solicitation, non-disclosure, non-disparagement and other restrictive covenant obligations.

The payment of the Base Salary Continuation Pay will begin on the Company’s first regularly scheduled pay date coincident with or next following the date that is 60 days after the Date of Termination (the “First Post-Termination Pay Date”), and the first payment will include all amounts that would have been paid to you during the 60-day period following the Date of Termination, without interest, had no delay in payments occurred. The Pro-Rated Bonus will be paid in a lump sum on the date annual bonuses for the year that includes the Date of Termination are paid to other senior executives of the Company (but, in all events, no later than March 15 of the calendar year following the calendar year that includes the Date of Termination). The Group Health Plan Payment will be paid in a lump sum on the First Post-Termination Pay Date. Notwithstanding any provision of this Agreement to the contrary, in the event that the Company determines that you are eligible to receive the severance benefits set forth above but, after such determination, the Company subsequently acquires evidence or determination that: (a) you have failed to abide by the terms of the Restrictive Covenant Agreement (as defined below) or any other post-employment obligations that you may owe to any member of the Company Group; or (b) a Cause condition existed prior to the Date of Termination that, had the Company been fully aware of such condition, would have given the Company the right to terminate your employment for Cause, then the Company shall have the right to cease the payment of any unpaid portion of the severance benefits and you shall promptly return to the Company the pre-tax value of all portions of the severance benefits you received prior to the date that the Company determines that the conditions of this paragraph have been satisfied.

Except as otherwise determined by the Board or as otherwise agreed to in writing by you and any member of the Company Group prior to the termination of your employment with the Company or any member of the Company Group, any termination of your employment shall, without changing the basis for such termination of employment, constitute, as applicable, your automatic resignation: (a) as an officer of the Company and each member of the Company Group; and (b) from the board of directors or board of managers (or similar governing body) of any member of the Company Group and from the board of directors or board of managers (or similar governing body) of any corporation, limited liability entity, unlimited liability entity or other entity in which any member of the Company Group holds an equity interest and with respect to which board of directors or board of managers (or similar governing body) you serve as such Company Group member’s designee or other representative. You agree to take any further action that any member of the Company Group reasonably requests to effectuate or document the foregoing.

7. Restrictive Covenants. Concurrently with entering into this Agreement, you will also be required to enter into, and will thereafter continue to comply with the terms of, the Company’s Restrictive Covenant Agreement (the “Restrictive Covenant Agreement”) attached hereto as Exhibit A, which is incorporated herein by reference. You acknowledge and agree that your entry into the Restrictive Covenant Agreement is a material condition to the Company entering into this Agreement. By executing this Agreement you affirm your commitment to abide by all of the obligations in the Restrictive Covenant Agreement.

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withholdings as may be required pursuant to any law or governmental regulation or ruling and all other customary deductions made with respect to the
Company’s employees generally.

All provisions of this Agreement are intended to comply with Section 409A of the Internal Revenue Code of 1986 and the applicable Treasury regulations and administrative guidance issued thereunder (collectively, “Section 409A”) or an exemption therefrom and shall be construed and administered in accordance with such intent. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of your employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement are exempt from, or compliant with, Section 409A and in no event shall any member of the Company Group be liable for all or any portion of any taxes, penalties, interest or other expenses that you may incur on account of non-compliance with Section 409A. If any payment or benefit provided for herein would be subject to additional taxes and interest under Section 409A if your receipt of such payment or benefit is not delayed until the earlier of (a) the date of your death or (b) the date that is six months after the Date of Termination (such date, the “Section 409A Payment Date”), then such payment or benefit shall not be provided to you (or your estate, if applicable) until the Section 409A Payment Date.

9. Miscellaneous. In signing below, you hereby represent and warrant that you are not the subject of, or a party to, any non-competition, non-solicitation, non-disclosure, restrictive covenant or other agreement, obligation or restriction that would prohibit you from executing this Agreement or fully performing each of your duties and responsibilities hereunder, or would in any manner, directly or indirectly, limit or affect any of the duties and responsibilities that may now or in the future be assigned to you hereunder. You expressly acknowledge and agree that you are strictly prohibited from suing or disclosing any confidential information belonging to any prior employer or other third party in the course of performing services for any member of the Company Group, and you promise that you will not do so. You shall not introduce documents or other materials containing confidential information of any prior employer or other third party to the premises or property (including computers and computer systems) of any member of the Company Group.

To the extent required by applicable law or any applicable securities exchange listing standards, or as otherwise determined by the Board (or a committee thereof), amounts paid or payable under this Agreement shall be subject to the provisions of any applicable clawback policies or procedures adopted by any member of the Company Group, which clawback policies or procedures may provide for forfeiture and/or recoupment of amounts paid or payable under this Agreement. Notwithstanding any provision of this Agreement to the contrary, each member of the Company Group reserves the right, without your consent, to adopt any such clawback policies and procedures, including such policies and procedure applicable to this Agreement with retroactive effect.

Neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise transferred by you. The Company may assign this Agreement without your consent, including to any member of the Company Group and to any successor to or acquirer of (whether by merger, purchase or otherwise) all or substantially all of the equity, assets or businesses of any member of the Company Group. This Agreement shall inure to the benefit of the Company and its respective successors and

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assigns. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by governed by, and construed and enforced in accordance with, the laws of the State of Georgia, exclusive of its conflict of laws provisions. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between you and the Company with respect to the subject matter hereof. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party that are not expressly set forth in this Agreement.

Please note that federal law requires that you provide the Company with documents establishing your identity and right to work in the United States within three (3) business days of your employment Start Date. In addition, this offer is contingent on the results of a background check and reference check being satisfactory to the Company in its sole discretion.

[Signature Page Follows]

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Anselm, we look forward to having you join the Company and the valuable contributions we expect you to make to its development and success. To accept this offer, please sign and date the acceptance below and return it to me.
Sincerely,

JANUS INTERNATIONAL GROUP, INC.

/s/ Ramey Jackson
Name: Ramey Jackson
Title: Chief Executive Officer

AGREED AND ACCEPTED:

/s/ Anselm Wong
Anselm Wong

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EXHIBIT A

Restrictive Covenant Agreement

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2022

Janus International Group, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-40456	86-1476200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

135 Janus International Blvd., Temple, GA 30179
(Address of Principal Executive Offices) (Zip Code)

(866) 562-2580
(Registrant’s Telephone Number, Including Area Code)

Not Applicable (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	JBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory
Arrangements of Certain Officers.

On July 7, 2022, upon the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of Janus International Group, Inc. (the “Company”), the Board appointed Heather Harding as a director on the Board and as a member of the Audit Committee of the Board, effective as of July 7, 2022. Ms. Harding will serve as a Class I director until the Company’s 2025 annual meeting of shareholders and until her successor is duly elected and qualified.

Ms. Harding is deemed to be independent in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and the New York Stock
Exchange. Ms. Harding is also deemed to be an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.
There are no other arrangements or understandings between Ms. Harding and any other person pursuant to which Ms. Harding was selected as a director of the Company. There are no related person transactions (within the meaning of Item 404(a) of Regulation S-K promulgated by the SEC) between
Ms. Harding and the Company.

In connection with Ms. Harding’s service as a member of the Board and the Audit Committee of the Board, she will receive substantially similar compensation paid by the Company to its non-employee directors as disclosed in the Company’s 2022 Proxy Statement, filed with the SEC on May 6,
2022. Ms. Harding will be reimbursed for reasonable out-of-pocket expenses incurred in connection with attending each Board meeting and each Audit Committee meeting in accordance with the Company’s expense reimbursement policy.

Heather Harding, age 53, previously served as Chief Financial Officer of Luxfer Holdings PLC from January 1, 2018 until March 1, 2022 and will serve as an Advisor to the CEO through December 2022. Over the past 25 years, Ms. Harding has held finance leadership roles of increasing responsibility in global industrial companies. Most recently, she served as vice president, finance, for Eaton Lighting, a business unit of Eaton Corporation. Prior to that, she was vice president, finance, for various operating units within Cooper Industries and Emerson Electric. A certified public accountant, Ms. Harding received a Bachelor of Science in accounting from Southern Illinois University at Carbondale.

Item 7.01 Regulation FD Disclosure.

On July 7, 2022, the Company issued a press release announcing the appointment of Ms. Harding, a copy of which is furnished as Exhibit 99.1 hereto.

The information contained in Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Description

99.1 Press Release, dated July 7, 2022.

104 Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2022
JANUS INTERNATIONAL GROUP, INC.
By: /s/ Anselm Wong
Name: Anselm Wong
Title: Chief Financial Officer and Executive Vice President